SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. _______)1



                             Siga Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  82 6917-10-6
                                  ------------
                                 (CUSIP Number)

                                Donald G. Drapkin
                               35 East 62nd Street
                               New York, NY 10021
                                 (212) 872-0012

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                            Attn: Thomas E. Constance
                                 (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 30, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


-----------------------

1        The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                        13D                   Page 2 of 13 Pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Donald G. Drapkin
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      1,279,032** ***
         BENEFICIALLY         --------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     11,750 ***
         PERSON WITH          --------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        373,400***
                              --------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        11,750 ***
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,290,282** ***
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW 11 EXCLUDES  CERTAIN SHARES*
          **
                                                                  [x]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.3%** ***
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Mr. Drapkin has entered into a Management Restructuring Agreement (see Item
4), pursuant to which, he will be granted proxies giving him voting power over an aggregate of 905,632 shares of Common Stock.

*** Mr. Drapkin holds, inter alia, (i) a warrant (an "Investor Warrant") to purchase 347,826 shares of Common Stock and (ii) Debentures, the principal and accrued interest on which as of January 31, 2001 were convertible into an aggregate of approximately 368,696 shares of Common Stock. However, the Debentures and the Investor Warrant each provides that, with certain limited exceptions, they are not convertible or exercisable, as the case may be, if, as a result of such action, the number of shares of Common Stock beneficially owned by Mr. Drapkin and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such securities) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence and the other securities which Mr. Drapkin may be deemed beneficially to own, as of April 6, 2001, Mr. Drapkin's Debentures and Investor Warrant are not presently convertible or exercisable.

--------------------------------------------------------------------------------
                                           13D                Page 3 of 13 Pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Drapkin Family Charity Foundation
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                      [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY         --------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     11,750
         PERSON WITH          --------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                              --------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        11,750
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,750
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          00 (see Item 2)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
                                             13D             Page 4 of 13 Pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Gabriel M. Cerrone
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY         --------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     574,700 **
         PERSON WITH          --------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                              --------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        574,700 **
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          574,700 **
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

**    Mr. Cerrone, as the sole general partner of Panetta Partners Ltd., may be deemed beneficially to own the securities held by Panetta.

--------------------------------------------------------------------------------
                                             13D              Page 5 of 13 Pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Panetta Partners Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                       [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY          -------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     574,700
         PERSON WITH           -------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                               -------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        574,700
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          574,700
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                             13D             Page 6 of 13 Pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Thomas E. Constance
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                       [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY         --------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH          --------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                              --------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                    [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
                                             13D              Page 7 of 13 Pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Eric A. Rose, M.D.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                          [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY          -------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH           -------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                               -------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

      Item 1.     Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.0001 par value per share, (the "Common Stock") of Siga Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 420 Lexington Avenue, Suite 620, New York, New York, 10170.

      Item 2.     Identity and Background.

            (a) This statement is filed on behalf of Donald G. Drapkin, the Drapkin Family Charity Foundation (the "Charity"), Gabriel M. Cerrone, Panetta Partners Ltd. ("Panetta"), Thomas E. Constance and Eric A. Rose, M.D. (collectively, the "Reporting Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Each of the Reporting Persons has made, and will continue to make, its own investment decisions with respect to securities of the Issuer. Each Reporting Person expressly disclaims membership in a "group" with any other person within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

            (b) The business address of each of Mr. Drapkin and the Charity is 35 East 62nd Street, New York, New York, 10021. The business address of each of Mr. Cerrone and Panetta is 265 East 66th Street, Suite 16G, New York, New York, 10021. The business address of Mr. Constance is 919 Third Avenue, 41st Floor, New York,
                  New York, 10022. The business address of Dr. Rose is 112 East 78th Street, New York, New York, 10021.

            (c) Mr. Drapkin is a Director and Vice Chairman of MacAndrews & Forbes Holdings Inc., a Delaware corporation having its address at 35 East 62nd Street, New York, New York, 10021 and is the sole Trustee of the Charity. The Charity is a charitable trust, organized under the laws of New Jersey. Mr. Cerrone is an investment banker, consultant and stock broker, and the sole general partner of Panetta, a Colorado limited partnership the principal business of which is delivering consulting services. Mr. Constance is a Senior Partner of Kramer Levin Naftalis & Frankel LLP, a law firm in New York City. Dr. Rose is Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital.

            (d) The Reporting Persons and their respective managing members, officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Persons and their respective managing members, officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
                  Federal or State securities laws or finding any violation with respect to such laws.

            (f) Mr. Drapkin, Mr. Cerrone, Mr. Constance and Dr. Rose are citizens of the United States.

      Item 3.     Source and Amount of Funds or Other Consideration

            Pursuant to a Securities Purchase Agreement between Mr. Drapkin and the Issuer, dated as of January 31, 2000, (the "Purchase Agreement") a copy of which is filed as Exhibit B hereto, Mr. Drapkin purchased
            (i) $500,000 principal amount of 6% Convertible Debentures due January 31, 2002 of the Issuer ("Debentures"), a copy of which is filed as Exhibit C hereto, with $500,000 of his personal funds, and
            (ii) a warrant (an "Investor Warrant"), a copy of which is filed as Exhibit D hereto, to purchase up to 347,826 shares of Common Stock at an exercise price of $3.4059 per share, with $17,391.30 of his personal funds. The principal amount of, and accrued interest on, the Debentures are convertible into Common Stock at the option of the holder at any time prior to the maturity date, at a conversion price of $1.4375 per share. As of January 31, 2001, the principal and accrued interest on Mr. Drapkin's Debentures were convertible into an aggregate of 368,696 shares of Common Stock.

                               Page 8 of 13 pages

            Pursuant to a Distributor's Agreement between Fahnestock & Co., Inc. and the Issuer, dated as of January 27, 2000, and in connection with the Issuer's private placement of Debentures, Fahnestock designated Mr. Cerrone to receive, and he was issued, a warrant (the "Distributor Warrant"), a copy of which is filed as Exhibit E hereto, to purchase up to 210,000 shares of Common Stock at an exercise price of $1.45 per share. Mr. Cerrone then assigned the Distributor Warrant to Panetta. Pursuant to a Consulting Agreement between Fahnestock & Co. Inc. and the Issuer, dated as of October 31, 2000, Fahnestock & Co. Inc., designated Panetta to receive, and Panetta was issued, a warrant (the "Consulting Warrant" and, together with the Investor Warrant and the Distributor Warrant, the "Warrants") to purchase up to 303,200 shares of Common Stock at an exercise price of $2.00 per share, a copy of which is attached hereto as Exhibit F. The Consulting Warrant was issued to Panetta partially in consideration for the cancellation of a warrant to purchase 303,200 shares of Common Stock at an exercise price of $5.00 per share, a copy of which is filed as Exhibit G hereto, that had been issued to Mr. Cerrone in connection with the Issuer's March 2000 equity financing. The Distributor Warrant and the Consulting Warrant each contain provisions granting the holder certain registration rights.

            The Debentures and the Warrants each provides that, with certain limited exceptions, they are not convertible or exercisable, as the case may be, if, as a result of such action, the number of shares of Common Stock beneficially owned by the holder thereof and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such securities) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence (the "9.99% Limit") and the other securities which the Mr. Drapkin may be deemed beneficially to own, as of April 6, 2001, Mr. Drapkin's Debentures and Investor Warrant are not presently convertible or exercisable. The Issuer may require the Investor Warrant to be exercised (subject to the same 9.99% Limit) within five days if both (i) the registration statement with respect to the shares of Common Stock issuable thereupon is effective and (ii) the closing bid price for the Common Stock for each of any 15 consecutive trading days is at least 200% of the exercise price of the Investor Warrant at such time. Exceptions to the 9.99% Limit include the existence of a tender offer for the Issuer's common stock.

            Between June 26, 2000 and December 22, 2000, Mr. Drapkin engaged in open market transactions through which he acquired a net 373,400 shares of Common Stock. On November 9, 2000, the Charity purchased 11,750 shares of Common Stock on the open market. Between February 9, 2000 and March 13, 2000, Mr. Cerrone purchased 61,500 shares of Common Stock on the open market. Mr. Cerrone then assigned such shares to Panetta. Mr. Drapkin, the Charity and Mr. Cerrone used their respective general funds for such purchases.

            Mr. Drapkin made the following purchases:

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               6/26/2000            31,500             $4.037
               6/27/2000             2,000             $3.977
               6/29/2000             5,000             $4.037
               7/6/2000              2,500             $4.54
               7/27/2000             4,000             $4.049
               8/2/2000             20,500             $3.947
               8/3/2000              1,600             $3.906
               8/4/2000              4,000             $3.747
               8/7/2000                500             $3.812
               8/8/2000              2,500             $3.581
               8/10/2000             5,000             $3.532
               8/11/2000             6,000             $4.122
               8/11/2000            50,000             $4.065
               8/14/2000            50,000             $4.399
               8/15/2000             1,100             $3.906
               8/16/2000             2,000             $3.967
               8/24/2000            12,500             $3.30
               8/25/2000            17,500             $3.406
               8/28/2000            11,000             $3.457
               8/29/2000             7,500             $3.195
               8/31/2000            10,000             $3.084

                               Page 9 of 13 pages

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               9/14/2000             4,100             $3.004
               9/25/2000            20,500             $3.498
               9/27/2000               100             $2.906
               9/29/2000            40,000             $4.039
               11/3/2000             2,500             $4.175
               11/30/2000           20,500             $4.047
               12/1/2000             4,000             $3.852
               12/5/2000            40,000             $4.508
               12/22/2000           10,000             $3.026


            Mr. Drapkin made the following sale:

               Date              No. of Shares     Sales Price

               9/19/2000            15,000             $3.386


            The Charity made the following purchase:

               Date              No. of Shares   Purchase Price

               11/9/2000            11,750             $4.932


            Mr. Cerrone made the following purchases:

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               2/9/2000             16,100             $4.589
               2/10/2000             3,900             $4.551
               2/11/2000            10,500             $4.560
               2/18/2000            12,100             $5.308
               2/22/2000             2,400             $5.369
               2/23/2000            12,500             $5.406
               3/2/2000              2,500             $5.986
               3/13/2000             1,500             $9.158


            In connection with the Management Restructuring Agreement (as defined in Item 4, below), each of Judson A. Cooper and Joshua D. Schein, Ph.D. agreed to grant an irrevocable proxy (collectively, the "Proxies") to Mr. Drapkin on the Effective Date (as defined in the Management Restructuring Agreement) giving Mr. Drapkin voting power over an aggregate of 905,632 shares of Common Stock owned by such parties (the "Proxy Shares") together with any shares of capital stock of the Issuer that such parties may acquire subsequent to the date of the Proxies (including, without limitation, upon the exercise of options held by Mr. Cooper and Mr. Schein, to purchase up to an aggregate of 1,400,002 shares of Common Stock).

            Each Reporting Person disclaims beneficial ownership of all the Common Stock except Common Stock held by such Reporting Person that were purchased on the open market. Each Reporting Person disclaims beneficial ownership of the securities held by any other party.

      Item 4.     Purpose of Transaction.

            Each Reporting Person which acquired securities of the Issuer did so as an investment in the Issuer. Except as indicated in this Schedule 13D, no Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

            In connection with the Purchase Agreement, Mr. Drapkin entered into a Registration Rights Agreement with the Issuer, dated as of January 31, 2000, ("Registration Rights Agreement"), a copy of which is filed as Exhibit H hereto. Pursuant to the Registration Rights Agreement, the Issuer agreed: (i) to file no later than 30 days after the Closing Date (as defined in the Purchase Agreement), a Registration Statement under

                               Page 10 of 13 pages
             the Securities Act of 1933, as amended, (the "Required Registration Statement") covering the resale of the shares of Common Stock issuable upon conversion of principal and interest of the Debentures and upon exercise of the Warrant; and (ii) to use its reasonable best efforts to cause such Registration Statement to be declared effective no later than the earlier of (x) five days after notice by the Securities and Exchange Commission that it may be declared effective and (y) 90 days after the Closing Date. On May 10, 2000, the Issuer filed the Required Registration Statement and, on May 24, 2000, it was declared effective. The shares of Common Stock issuable upon exercise of the Distributor Warrant were also included in the Required Registration Statement.

             Pursuant to a letter agreement, dated as of March 30, 2001, among Mr. Drapkin, the Issuer, Mr. Cerrone, Mr. Constance, Dr. Rose, Judson A. Cooper and Joshua D. Schein, Ph.D. (the "Management Restructuring Agreement"), a copy of which is filed as Exhibit I hereto, the Reporting Person has the right to be and to have his designees elected to the Board of Directors of the Issuer (the "Board") on the Effective Date. The Management Restructuring Agreement also provides that the members of the Board at such time would be caused to resign from the Board and from any and all offices held with the Issuer. Pursuant to the Management Restructuring Agreement, Judson A. Cooper and Joshua D. Schein have agreed to resign from the Board of the Issuer, and from all other offices held with the Issuer, effective as of the Effective Date. Mr. Drapkin has designated Mr. Cerrone, Mr. Constance and Dr. Rose for election to the Board in accordance with the Management Restructuring Agreement. Mr. Drapkin may or may not seek, together with the rest of the Board, to fill any vacancies on the Board that result from the resignations pursuant to the Management Restructuring Agreement.

             Each Reporting Person may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when it deems it appropriate. Each Reporting Person may formulate other purposes, plans or proposals relating to any securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

      Item 5.     Interest in Securities of Issuer.

            (a) As of April 6, 2001: Mr. Drapkin, as the holder of securities of the Issuer, as proxyholder under the Proxies, and through the holdings of the Charity, may be deemed beneficially to own 1,290,782 shares of Common Stock or 17.3% of the outstanding shares, and, if not for the 9.99% Limit, Mr. Drapkin could be deemed to beneficially own 1,986,434 shares of Common Stock or 24.4% of the outstanding shares (excluding, in each case, any shares issuable upon conversion of amounts other than principal of the Debentures); Mr. Cerrone, as the sole general partner of Panetta, may be deemed beneficially to own 574,700 shares of Common Stock or 7.2% of the outstanding shares; and each of the Charity, Panetta, Mr. Constance and Mr. Rose may be deemed beneficially to own the respective numbers of shares of Common Stock set forth below:


                  Charity         11,750
                  Panetta        574,700
                  Mr. Constance        0
                  Mr. Rose             0


                  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of all the Common Stock except shares of Common Stock, if any, held by such Reporting Person that were purchased on the open market. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of the securities held by any other person.

            (b) Mr. Drapkin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Mr. Drapkin has the sole power to vote or to direct the vote of the Proxy Shares. Mr. Drapkin and the Charity may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by the Charity. Mr. Cerrone and Panetta share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by Panetta. Neither Mr. Constance nor Dr. Rose beneficially owns any shares of Common Stock.

                               Page 11 of 13 pages

            (c) Other than certain of the open market purchases of Common Stock reported in Item 3 and entering into the Management Restructuring Agreement (to the extent that may be deemed a transaction in the Common Stock), no Reporting Person has engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

            (d)&(e)     Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the Proxies, Mr. Drapkin was appointed proxyholder with respect to certain securities held by Mr. Cooper and Mr. Schein (see Item 3). A form of the Proxies is attached to the Management Restructuring Agreement that is filed as Exhibit I hereto. The Management Restructuring Agreement includes provisions restricting the abilities of the parties thereto to transfer their respective securities of the Issuer. Additionally, Mr. Drapkin has entered into a Lock-Up Agreement with Vincent Fischetti, a copy of which is filed as Exhibit J hereto, pursuant to which Mr. Fischetti is restricted in transferring his securities of the Issuer without Mr. Drapkin's prior written consent.

                  Except as indicated in this Schedule 13D and the exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Person and any other person, with respect to any securities of the Issuer.


      Item 7.     Material to be Filed as Exhibits.

            Exhibit A:  Agreement of Joint Filing of Schedule 13D, dated as of April 6, 2001.

            Exhibit B:  Securities Purchase Agreement between Mr.
                        Drapkin and the Issuer, dated as of January 31, 2000.

            Exhibit C:  6% Convertible Debenture due January 31, 2002 of the
                        Issuer in the principal amount of $500,000 issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit D:  Common Stock Purchase Warrant to purchase 347,826 shares of Common Stock issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit E:  Common Stock Purchase Warrant to purchase 210,000 shares of Common Stock issued to Mr. Cerrone, dated as of January 31, 2000.

            Exhibit F:  Common Stock Purchase Warrant to purchase 303,200 shares of Common Stock, issued to Panetta, dated as of November 10, 2000.

            Exhibit G:  Cancelled Common Stock Purchase Warrant to purchase
                        303,200 shares of Common Stock, issued to Mr. Cerrone, dated as of May 1, 2000.

            Exhibit H:  Registration Rights Agreement between the Issuer and Mr. Drapkin dated as of January 31, 2000.
            Exhibit I: letter agreement, dated as of March 30, 2001, among Mr. Drapkin, the Issuer, Mr. Cerrone, Mr. Constance, Dr. Rose, Judson A. Cooper and Joshua
                        D. Schein, Ph.D.

            Exhibit J:  Lock-Up Agreement between Mr. Drapkin and
                        Vincent Fischetti.

                               Page 12 of 13 pages

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such undersigned is true, complete and correct.



Dated:  April 6, 2001     /s/
                          ------------------------------
        Donald G. Drapkin


        DRAPKIN FAMILY CHARITY FOUNDATION


Dated:  April 6, 2001                     By /s/
                                            --------------------------
                                            Name:
                                            Title:


Dated:  April 6, 2001                        /s/
                                            ---------------------------
                                            Gabriel M. Cerrone


                                            PANETTA PARTNERS LTD.


Dated:  April 6, 2001                       By  /s/
                                              --------------------------
                                              Name:  Gabriel M. Cerrone
                                              Title: General Partner


Dated:  April 6, 2001                           /s/
                                              ---------------------------
                                              Thomas E. Constance


Dated:  April 6, 2001                           /s/
                                              ---------------------------
                                              Eric A. Rose, M.D.


                               Page 13 of 13 pages

                                    EXHIBIT A

                                  AGREEMENT OF

                          JOINT FILING OF SCHEDULE 13D


      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of SIGA Technologies, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                       DRAPKIN FAMILY CHARITY FOUNDATION


Dated:  April 6, 2001                  By  /s/
                                          --------------------------
                                          Name:
                                          Title:


Dated:  April 6, 2001                     /s/
                                          --------------------------
                                          Gabriel M. Cerrone


                                          PANETTA PARTNERS LTD.


Dated:  April 6, 2001                     By /s/
                                            -------------------------
                                            Name:  Gabriel M. Cerrone
                                            Title: General Partner


Dated:  April 6, 2001                       /s/
                                            -------------------------
                                            Thomas E. Constance


Dated:  April 6, 2001                       /s/
                                            -------------------------
                                            Eric A. Rose, M.D.

                                                                       Exhibit B


                          SECURITIES PURCHASE AGREEMENT

            THIS SECURITIES PURCHASE AGREEMENT, dated as of the date of acceptance set forth below, is entered into by and between SIGA PHARMACEUTICALS, INC., a Delaware corporation, with headquarters located at 420 Lexington Avenue, Suite 620, New York, New York 10170 (the "Company"), and each entity named on a signature page hereto (each, a "Buyer") (each agreement with a Buyer being deemed a separate and independent agreement between the Company and such Buyer, except that each Buyer acknowledges and consents to the rights granted to each other Buyer under such agreement and the Transaction Agreements, as defined below, referred to therein).

                              W I T N E S S E T H:

            WHEREAS, the Company and the Buyer are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded, inter alia, by Rule 506 under Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"), and/or
Section 4(2) of the 1933 Act; and

            WHEREAS, the Buyer wishes to purchase, upon the terms and subject to the conditions of this Agreement, 6% Convertible Debentures of the Company which which will be convertible into shares of Common Stock, $.0001 par value per share, of the Company (the "Common Stock"), upon the terms and subject to the conditions of such Convertible Debentures, together with the Warrants (as defined below) exercisable for the purchase of shares of Common Stock (the "Warrant Shares"), and subject to acceptance of this Agreement by the Company;

            NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

            1. AGREEMENT TO PURCHASE; CERTAIN DEFINITIONS.

            a. Purchase. The undersigned hereby agrees to purchase from the Company 6% Convertible Debentures in the principal amount set forth on the signature page of this Agreement (the "Debentures"), out of a total offering of $1,500,000 of such Debentures, and having the terms and conditions and being in the form attached hereto as Annex I. The purchase price for the Debentures (the "Debenture Purchase Price") shall be as set forth on the signature page hereto and shall be payable in United States Dollars.

            b. Certain Definitions. As used herein, each of the following terms has the meaning set forth below, unless the context otherwise requires:

            (i) "Closing Date" means the date of the closing of the purchase and sale of the Debentures, as provided herein.

            (ii) "Converted Shares" means the shares of Common Stock issuable upon conversion of the Debentures or in lieu of interest payable thereon.

            (iii) "Securities" means the Debentures, the Warrants and the Common Stock issuable (x) upon the conversion of the Debentures or in lieu of interest payable thereon or (y) upon the exercise of the Warrants.

            (iv) "Shares" means the shares of Common Stock representing any or all of the Converted Shares and other shares to be issued pursuant to the terms of this Agreement and the Warrant Shares.

            (v) "Warrant Shares" means the shares of Common Stock issuable upon exercise of the Warrants.

            (vi) "Purchase Price" means the sum of the Debenture Purchase Price and the Warrant Purchase Price (as defined below).

            (vii) "Effective Date" means the effective date of the Registration Statement covering the Registrable Securities (as those terms are defined in the Registration Rights Agreement defined below).

            c. Form of Payment; Delivery of Certificates.

            (i) The Buyer shall pay the Purchase Price by delivering immediately available good funds in United States Dollars to the escrow agent (the "Escrow Agent") identified in the Joint Escrow Instructions attached hereto as Annex II (the "Joint Escrow Instructions") on the date prior to the Closing Date.

            (ii) No later than the Closing Date, but in any event promptly following payment by the Buyer to the Escrow Agent of the Purchase Price, the Company shall deliver the Debentures and the Warrants (collectively, the "Certificates"), each duly executed on behalf of the Company and issued in the name of the Buyer, to the Escrow Agent.

            (iii) By signing this Agreement, each of the Buyer and the Company, subject to acceptance by the Escrow Agent, agrees to all of the terms and conditions of, and becomes a party to, the Joint Escrow Instructions, all of the provisions of which are incorporated herein by this reference as if set forth in full.

            d. Method of Payment. Payment into escrow of the Purchase Price shall be made by wire transfer of funds to:

                  Bank of New York
                  350 Fifth Avenue
                  New York, New York 10001

                  ABA# 021000018
                  For credit to the account of Krieger & Prager LLP, Esqs. Account No.: [To be provided to the Buyer by Krieger &
                                Prager LLP]
                  Re:   Siga Transaction

Not later than 5:00 p.m., New York time, on the date which is two (2) New York Stock Exchange ("NYSE") trading days after the Company shall have accepted this Agreement and returned a signed counterpart of this Agreement to the Escrow Agent by facsimile, the Buyer shall deposit with the Escrow Agent the Purchase Price in currently available funds. Time is of the essence with respect to such payment, and failure by the Buyer to make such payment, shall allow the Company to cancel this Agreement.

            e.  Escrow  Property.   The  Purchase  Price  and  the  Certificates
delivered to the Escrow Agent as contemplated by Sections 1(c) and (d) hereof are referred to as the "Escrow Property."

            2. BUYER REPRESENTATIONS, WARRANTIES, ETC.; ACCESS TO INFORMATION; INDEPENDENT INVESTIGATION.

            The Buyer represents and warrants to, and covenants and agrees with, the Company as follows:

            a. Without limiting Buyer's right to sell the Common Stock pursuant to the Registration Statement, the Buyer is purchasing the Debentures and the Warrants and will be acquiring the Shares for its own account for investment only and not with a view towards the public sale or distribution thereof and not with a view to or for sale in connection with any distribution thereof.

            b. The Buyer is (i) an "accredited investor" as that term is defined in Rule 501 of the General Rules and Regulations under the 1933 Act by reason of Rule 501(a)(3), (ii) experienced in making investments of the kind described in this Agreement and the related documents, (iii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and (iv) able to afford the entire loss of its investment in the Securities.

            c. All subsequent offers and sales of the Debentures and the Shares by the Buyer shall be made pursuant to registration of the Shares under the 1933 Act or pursuant to an exemption from registration.

            d. The Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

            e. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Debentures and the offer of the Shares which have been requested by the Buyer, including Annex V hereto. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries. Without limiting the generality of the foregoing, the Buyer has also had the opportunity to obtain and to review the Company's (1) Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, (2) Quarterly Reports on Form 10-Q for the fiscal quarters ending on March 31, 1999 and June 30, 1999 and on Form 10-QSB for the fiscal quarter ended on September 30, 1999, and (3) the Notice and Proxy Statement for the Annual Meeting of Shareholders of the Company filed on January 14, 2000 (collectively, the "Company's SEC Documents"). .

            f. The Buyer understands that its investment in the Securities involves a high degree of risk.

            g. The Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities.

            h. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Buyer and is a valid and binding agreement of the Buyer enforceable in accordance with its terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally.

            3. COMPANY REPRESENTATIONS, ETC. The Company represents and warrants to the Buyer as of the date hereof and as of the Closing Date that, except as otherwise provided in Annex V hereto:

            a. Concerning the Debentures. There are no preemptive rights of any stockholder of the Company, as such, to acquire the Debentures, the Warrants or the Shares.

            b. Reporting Company Status. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have a material adverse effect on the business, operations or financial condition or results of operation of the Company and its subsidiaries taken as a whole. The Company has registered its Common Stock and is obligated to file reports pursuant to Section 12 of the 1934 Act, and the Common Stock is listed and traded on The NASDAQ/SmallCap Market. The Company has received no notice, either oral or written, with respect to the continued eligibility of the Common Stock for such listing, and the Company has maintained all requirements for the continuation of such listing.

            c. Authorized Shares. The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock, $.0001 par value per share, of which, as of January 27, 2000, 6,602,712 shares are outstanding, and (ii) 10,000,000 shares of Preferred Stock, $.0001 par share, none of which, as of January 27, 2000, none was outstanding. All issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. The Company has sufficient authorized and unissued shares of Common Stock as may be necessary to effect the issuance of the Shares. The Shares have been duly authorized and, when issued upon conversion of, or as interest on, the Debentures or upon exercise of the Warrants, each in accordance with its respective terms, will be duly and validly issued, fully paid and nonassessable and will not subject the holder thereof to personal liability by reason of being such holder.

            d. Securities Purchase Agreement; Registration Rights Agreement and Stock. This Agreement and the Registration Rights Agreement, the form of which is attached hereto as Annex IV (the "Registration Rights Agreement"), and the transactions contemplated thereby, have been duly and validly authorized by the Company. This Agreement has been duly executed and delivered by the Company and this Agreement is, and each of the other Transaction Agreements, which, when executed and delivered by the Company, will be, valid and binding agreements of the Company enforceable in accordance with their respective terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

            e. Non-contravention. The execution and delivery of this Agreement and the Registration Rights Agreement by the Company, the issuance of the Securities, and the consummation by the Company of the other transactions contemplated by this Agreement and each of the Transaction Agreements do not and will not conflict with or result in a breach by the Company of any of the terms or provisions of, or constitute a default under (i) the articles of incorporation or by-laws of the Company, each as currently in effect, (ii) any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Company is a party or by which it or any of its properties or assets are bound, including any listing agreement for the Common Stock except as herein set forth, (iii) to its knowledge, any existing applicable law, rule, or regulation or any applicable decree, judgment, or order of any court, United States federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Company or any of its properties or assets, or (iv) the Company's listing agreement with The Nasdaq Stock Market, Inc. relating to its Common Stock, except such conflict, breach or default which would not have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, or on the transactions contemplated by this Agreement or any of the other Transaction Agreements.

            f. Approvals. No authorization, approval or consent of any court, governmental body, regulatory agency, self-regulatory organization, or stock exchange or market or the stockholders of the Company is required to be obtained by the Company for the issuance and sale of the Securities to the Buyer as contemplated by this Agreement and the other Transaction Agreements, except such authorizations, approvals and consents that have been obtained.

            g. SEC Filings. None of the Company's SEC Documents contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading. The Company has, since December 1, 1998, timely filed with the SEC all forms, reports and exhibits thereto required to be filed by the Company under the Securities Exchange Act of 1934, as amended (the "1934 Act") and the regulations promulgated thereunder,

            h. Absence of Certain Changes. Since December 31, 1998, there has been no material adverse change and no material adverse development in the business, properties, operations, condition (financial or otherwise) or results of operation of the Company and its subsidiaries taken as a whole, except as disclosed in the Company's SEC Documents. Since December 31, 1998, except as provided in the Company's SEC Documents, the Company has not (i) incurred or become subject to any material liabilities (absolute or contingent) except liabilities incurred in the ordinary course of business consistent with past practices; (ii) discharged or satisfied any material lien or encumbrance or paid any material obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business consistent with past practices; (iii) declared or made any payment or distribution of cash or other property to stockholders with respect to its capital stock, or purchased or redeemed, or made any material agreements to purchase or redeem, any shares of its capital stock; (iv) sold, assigned or transferred any other tangible assets, or canceled any debts or claims, except in the ordinary course of business consistent with past practices; (v) suffered any substantial losses or waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of existing business; (vi) made any changes in employee compensation, except in the ordinary course of business consistent with past practices; or (vii) experienced any material problems with labor or management in connection with the terms and conditions of their employment.

            i. Full Disclosure. There is no fact known to the Company (other than general economic conditions known to the public generally or as disclosed in the Company's SEC Documents) that has not been disclosed in writing to the Buyer that (i) would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, (ii) would reasonably be expected to materially and adversely affect the ability of the Company to perform its obligations pursuant to this Agreement or any of the other agreements contemplated hereby (collectively, including this Agreement, the "Transaction Agreements"), or (iii) would reasonably be expected to materially and adversely affect the value of the rights granted to the Buyer in the Transaction Agreements.

            j. Absence of Litigation. Except as set forth in the Company's SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of the Company, threatened against or affecting the Company, wherein an unfavorable decision, ruling or finding would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, or on the transactions contemplated by any of the Transaction Agreements or which would reasonably be expected to adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, any of the Transaction Agreements.

            k. Absence of Events of Default. The Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it or its property is bound. Except as set forth in Section 3(e) hereof, no Event of Default (or its equivalent term), as defined in the respective agreement to which the Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (or its equivalent term) (as so defined in such agreement), has occurred and is continuing, which would have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole.

            l. Prior Issues. During the twelve (12) months preceding the date hereof, the Company has not issued any convertible securities.

            m. No Undisclosed Liabilities or Events. The Company has no liabilities or obligations other than those disclosed in the Company's SEC Documents or those incurred in the ordinary course of the Company's business since December 31, 1998, and which individually or in the aggregate, do not or would reasonably be expected not to have a material adverse effect on the properties, business, operations (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole. No event or circumstances has occurred or exists with respect to the Company or its properties, business, operations, financial condition, or results of operations, which, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed. There are no proposals currently under consideration or currently anticipated to be under consideration by the Board of Directors or the executive officers of the Company which proposal would (x) change the certificate of incorporation or other charter document or by-laws of the Company, each as currently in effect, with or without shareholder approval, which change would reduce or otherwise adversely affect the rights and powers of the shareholders of the Common Stock or (y) materially or substantially change the business, assets or capital of the Company, including its interests in subsidiaries.

            n. No Integrated Offering. Neither the Company nor any of its affiliates nor any person acting on its or their behalf has, directly or indirectly, at any time since January 1, 1999, made any offer or sales of any security or solicited any offers to buy any security under circumstances that would eliminate the availability of the exemption from registration under Rule 506 of Regulation D in connection with the offer and sale of the Securities as contemplated hereby.

            o. Dilution. The number of Shares issuable upon conversion of the Debentures and the exercise of the Warrants may increase substantially in certain circumstances. The Company's executive officers and directors have studied and fully understand the nature of the Securities being sold hereby and recognize that they have a potential dilutive effect. The board of directors of the Company has concluded, in its good faith business judgment, that such issuance is in the best interests of the Company and its shareholders. The Company specifically acknowledges that its obligation to issue the Shares upon conversion of the Debentures and upon exercise of the Warrants is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company, and the Company will honor every Notice of Conversion (as contemplated by the Debentures) and every Notice of Exercise Form (as contemplated by the Warrants) relating to the exercise of the

Warrants unless the Company is subject to an injunction (which injunction was not sought by the Company) prohibiting the Company from doing so.

            p. Brokers, Finders. Except for payment of fees to Fahnestock & Co. Inc. (the "Placement Agent"), payment of which is the sole responsibility of the Company, the Company has taken no action which would give rise to any claim by any person for brokerage commission, finder's fees or similar payments by Buyer relating to this Agreement or the transactions contemplated hereby. Buyer shall have no obligation with respect to such fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 3(p) that may be due in connection with the transactions contemplated hereby. The Company shall indemnify and hold harmless each of Buyer, its employees, officers, directors, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses suffered in respect of any such claimed or existing fees, as and when incurred.

            4. CERTAIN COVENANTS AND ACKNOWLEDGMENTS.

            a. Transfer Restrictions. The Buyer acknowledges that (1) the Debentures have not been and are not being registered under the provisions of the 1933 Act and, except as provided in the Registration Rights Agreement, the Shares have not been and are not being registered under the 1933 Act, and may not be transferred unless (A) subsequently registered thereunder or (B) the Buyer shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; (2) any sale of the Securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller, or the person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (3) neither the Company nor any other person is under any obligation to register the Securities (other than pursuant to the Registration Rights Agreement) under the 1933 Act or to comply with the terms and conditions of any exemption thereunder.

            b. Restrictive Legend. The Buyer acknowledges and agrees that the Debentures and the Warrants, and, until such time as the Common Stock has been registered under the 1933 Act as contemplated by the Registration Rights Agreement and sold in accordance with an effective Registration Statement, certificates and other instruments representing any of the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of any such Securities):

            THESE SECURITIES (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF

            COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

            c. Filings. The Company undertakes and agrees to make all necessary filings in connection with the sale of the Securities to the Buyer under applicable provisions of the 1933 Act, the 1934 Act and the regulations promulgated thereunder, or required by any domestic securities exchange or trading market, and to provide a copy thereof to the Buyer promptly after such filing.

            d. Reporting Status. So long as the Buyer beneficially owns any Securities, (i) the Company shall file all reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the 1934 Act and shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination and
(ii) the Company will take all reasonable action under its control to obtain and to continue the listing and trading of its Common Stock (including, without limitation, all Registrable Securities) on The Nasdaq SmallCap Market and will comply in all material respects with the Company's reporting, filing and other obligations under the by-laws or rules of the National Association of Securities Dealers, Inc. ("NASD") or The Nasdaq Stock Market, Inc. So long as the Buyer beneficially owns any of the Securities, if the Common Stock ceases to be listed and traded on an exchange, or if the Company terminates it status as an issuer required to file reports pursuant to Section 13 or 15(d) of the 1934 Act, it will take all reasonable action under its control to ensure that adequate current public information with respect to the Company, as required in accordance with Rule 144(c)(2) of the 1933 Act, is publicly available.

            e. Use of Proceeds. The Company currently intends to use the proceeds from the sale of the Debentures (excluding amounts paid by the Company for legal fees, finder's fees, escrow fees and other transaction expenses relating to the sale of the Debentures), for internal working capital purposes, and, unless specifically consented to in advance in each instance by the Buyer, the Company shall not, directly or indirectly, use such proceeds for any loan to or investment in any other corporation, partnership enterprise or other person or for the repayment of any outstanding loan by the Company to any other party.

            f. Certain Agreements.

            (i) Except to the extent specifically provided below, but in each such event subject to compliance with all of the other provisions of this Agreement, the Company covenants and agrees that it will not, without the prior written consent of the Buyer, enter into any subsequent or further offer or sale of Common Stock or securities convertible into Common Stock (collectively, "New Common Stock") with any third party pursuant to a transaction which in any manner permits the registration of the Common Stock, included in or underlying the new Common Stock to become effective on any date which is earlier than ninety (90) days after the Effective Date.

            (ii) The  foregoing  provisions  shall not restrict the Company from
(A) issuing shares of Common Stock upon the exercise of certain warrants and options for the purchase of shares outstanding as of the date hereof or pursuant to the Company's existing stock option plans, all as scheduled on Annex V hereto, or (B) issuing or registering (or both) up to 125,000 shares of Common Stock which may have been issued or may be issuable to Open-i Media, Inc. ("Open-i") pursuant to an existing contractual obligation of the Company to Open-i. The transactions referred to in clauses (A) and (B) of this subparagraph (ii) are referred to as "Allowable Transactions."

            (iii) The provisions of the subparagraph (i) of this Section4(f) will no longer apply once one or more of the Buyers have, in the aggregate, disposed of seventy-five percent (75%) or more of the Registrable Securities.

            (iv) By the Closing Date, the Company shall obtain the agreement (each, a "Principal's Agreement") of each of its Principals (as defined below) that, without the prior written consent of the Buyer in each instance, such Principal will not sell or otherwise transfer or offer to sell or otherwise transfer any shares of Common Stock (other than shares originally acquired by such Principal in open market transactions) directly or indirectly held by such Principal during the period commencing on the date of this Agreement and continuing through and including the date which is ninety (90) days after the Effective Date. Each such Principal's Agreement shall (w) specify that it is entered into as an inducement to the Buyer's execution, delivery and performance of this Agreement, (x) name the Buyer as a third party beneficiary thereof, (y) acknowledge that the Company's transfer agent will be provided with instructions that transfers by a Principal require the consent of the Company and the Buyer, and (z) contemplate that, in addition to any other damages or remedies that may be appropriate, the Principal's Agreement shall be enforceable by injunction sought by the Company and the Buyer or any one or more of them. A "Principal" is a person who meets any one or more of the following criteria: (A) each of Joshua Schein, Judson Cooper, Richard Stone and Vincent Fischetti, respectively (each, a "Company Principal"), (B) a spouse of a Company Principal (a "Principal's Spouse") who, directly or indirectly, holds any shares of Common Stock of the Company, (C) a parent, sibling or child of a Company Principal who resides in the household of a Company Principal or of a Principal's Spouse (each, a "Principal's Relative") and who, directly or indirectly, holds any shares of Common Stock, or (D) any other person or entity, including, without limitation, for profit or non-profit corporations, partnerships and trusts, whose voting rights regarding Common Stock of the Company is subject to the direction, control or other influence of any Company Principal, Principal's Spouse, or Principal's Relative.

            (v) In the event the Company breaches the provisions of this Section 4(f), the Conversion Price (as defined in the Debenture) shall be amended to be equal to (x) 90% of (y) the amount determined in accordance with the provisions of the Debentures without regard to this provision, and the Purchaser may require the Company to immediately redeem all outstanding Debentures in accordance with Section 4(i)(y) hereof.

            g. Available Shares. The Company shall have at all times authorized and reserved for issuance, free from preemptive rights, shares of Common Stock sufficient to yield the number of shares of Common Stock as may be required to satisfy (i) the conversion rights of all Buyers pursuant to the terms and conditions of any outstanding Debentures or represent payment of any accrued but unpaid or future interest on the Debentures, assuming in each instance that the Conversion Price was the Minimum Conversion Price (as defined in the Debentures) and (ii) the exercise rights of all unexercised portions of the Warrants.

            h. Warrants. The Company agrees to issue to the Buyer on the Closing Date transferable, divisible warrants (the "Warrants") for the purchase of 69,565 shares of Common Stock for each $100,000 of the Debenture Purchase Price paid by the Buyer. In consideration of the issuance of the Warrants, Buyer agrees to pay the Company, at the same time and in same manner as the Debenture Purchase Price is paid, an amount (the "Warrant Purchase Price") equal to $.05 per share covered by such Warrant. The Warrant Purchase Price will be applied against the amount payable by the Buyer on exercise of the Warrant. The Warrants shall bear an exercise price equal to one-hundred five percent (105%) of the average closing bid price of the Common Stock, as reported by Bloomberg, LP or, if not so reported, as reported on the over-the-counter market, for a period of five consecutive trading days ending on the trading day immediately before the Closing Date. The Warrants will expire on the last day of the calendar month in which the fifth anniversary of the Closing Date occurs. The Warrants shall be in the form annexed hereto as Annex VI, together with (x) registration rights as provided in the Registration Rights Agreement and (y) piggy-back registration rights after the effectiveness of the Registration Statement expires, as contemplated by the Registration Rights Agreement.

            i. Limitation on Issuance of Shares. If applicable to the Company, the Company may be limited in the number of shares of Common Stock it may issue by virtue of (i) the number of authorized shares or (ii) the applicable rules and regulations of the markets on which the Common Stock is listed or traded, including, but not necessarily limited to, NASDAQ Rule 4310(c)(25)(H)(i) or Rule 4460(i)(1), as may be applicable (collectively, the "Cap Regulations"). Without limiting the other provisions thereof, the Debentures shall provide that (i) the Company will take all steps reasonably necessary, including calling a special or annual shareholders' meeting, to be in a position to issue shares of Common Stock on conversion of the Debentures without violating the Cap Regulations and
(ii) if, despite taking such steps, the Company still can not issue such shares of Common Stock without violating the Cap Regulations, the holder of a Debenture which cannot be converted as result of the Cap Regulations (each such Debenture, an "Unconverted Debenture") shall have the option, exercisable in such holder's sole and absolute discretion, to elect either of the following remedies:

                  (x) if permitted by the Cap Regulations, require the Company to issue shares of Common Stock in accordance with such holder's notice of conversion at a conversion purchase price equal to the average of the closing price per share of Common Stock for any five
            (5) consecutive trading days (subject to certain equitable adjustments for certain events occurring during such period) during the sixty (60) trading days immediately preceding the date of notice of conversion; or

                  (y) require the Company to redeem each Unconverted Debenture for an amount (the "Redemption Amount"), payable in cash, equal to:

                             V            x           M
                        -----------
                            CP
            where:

                  "V" means the principal of an  Unconverted  Debenture plus any accrued but unpaid interest thereon;

                  "CP" means the conversion price in effect on the date of
            redemption (the "Redemption Date") specified in the notice from the holder of the Unconverted Debentures electing this remedy; and

                  "M" means the highest closing ask price per share of the
            Common Stock during the period beginning on the Redemption Date and ending on the date of payment of the Redemption Amount.

A holder of an Unconverted Debenture may elect one of the above remedies with respect to some of such holder's Unconverted Debenture and the other remedy with respect to other portions of the Unconverted Debenture. The Debentures shall not contain any provisions inconsistent with the above terms. The provisions of this paragraph are not intended to limit the scope of the provisions otherwise included in the Debentures.

            j. Reset Shares.

            (i) If at any time after the Closing Date and prior to or on the ninetieth (90th day) after the Effective Date, except with respect to an Allowable Transaction, the Company shall sell or enter into an agreement to sell Common Stock or securities convertible into Common Stock (a "Reset Transaction") where the New Yield (as defined below) is greater than the then applicable Current Yield (as defined below), the Company shall issue (x) shares of Common Stock (the "Reset Debenture Shares") to each Buyer (I) on the closing date of the Reset Transaction (the "Reset Transaction Date") in connection with each conversion of Debentures effected prior to the Reset Transaction Date as to which the Buyer has not yet disposed of the Converted Shares issued to the Buyer thereby (each, a "Prior Conversion") and (II) at the same time as the issuance of any shares of Common Stock with respect to each subsequent conversion (each, a "Subsequent Conversion") and (y) warrants to purchase shares of Common Stock ("Reset Warrants") to each Buyer on the Reset Transaction Date (I) in connection with each exercise of Warrants effected prior to the Reset Transaction Date as to which the Buyer has not yet disposed of the Warrant Shares issued to the Buyer thereby (each, a "Prior Exercise") and (II) in connection with the unexercised portion of the Warrants held by such Buyer on the Reset Transaction Date. The Reset Debenture Shares and the Reset Warrants shall be issued in addition to, and not in lieu of, shares of Common Stock issuable upon conversion of the Debentures by the Buyer and the Warrants being issued to the Buyer on the Closing Date.

            (ii) For purposes of this Section 4(j), the following terms shall have the meanings indicated:

                 (A) "Principal Converted" means (x) with respect to Prior Conversions, the aggregate principal amount of the Debentures previously converted by the Buyer into Common Stock and (y) with respect to each Subsequent Conversion, the principal amount of the Debentures then being converted by the Buyer into Common Stock.

                 (B) "Current Discount" means the percentage determined by dividing the Conversion Price by the Current Market Price (as defined below), in all events expressed as a decimal, or, if there has been a previous Reset
Transaction for which Reset Shares were issued to the Buyer, the New Discount applicable to that Reset Transaction, in all events expressed as a decimal.

                 (C) "Current Yield" means the result of one (1) divided by the Current Discount.

                 (D) "New Discount" means (x) the lowest stated percentage of the relevant market price at which a buyer in the New Transaction may convert the securities purchased in the Reset Transaction into Common Stock (e.g., 75%) or if the conversion price or rate is stated as a percentage discount from the relevant market price, the result of 1 minus such stated percentage discount (e.g., a "25% discount" is equal to 75%), or, (y) if the Reset Transaction is for the sale of Common Stock at a fixed purchase price per share of the Common Stock which is less than the New Market Price (as defined below), the percentage determined by dividing such fixed price by the New Market Price (e.g., if the fixed price per share of Common Stock is $4 and the New Market Price is $5, 80%), in all events expressed as a decimal.

                 (E) "New Yield" means the result of one (1) divided by the New Discount.

                 (F) "Current Market Price" means the average closing bid price of the Common Stock as reported by Bloomberg, LP for the five (5) trading days ending on the trading day immediately preceding the Closing Date.

                 (G) "New Market Price" means the average closing bid price of the Common Stock as reported by Bloomberg, LP or the average closing bid price on the over-the-counter market, for the five (5) trading days ending on the trading day immediately preceding (i) the date on which the binding agreement for the Reset Transaction was entered into, provided such date is not more than forty-five (45) calendar days prior to the Reset Transaction Date, or (ii) if clause (i) does not apply, the Reset Transaction Date.

                 (H) "Relevant Market Price" means (x) with respect to the computation of Reset Debenture Shares for Prior Conversions, the New Market Price and (y) with respect to the computation of Reset Debenture Shares for each Subsequent Conversion, the average closing bid price of the Common Stock as reported by Bloomberg, LP or the average closing bid price on the over-the-counter market for the five (5) trading days ending on the trading day immediately preceding the relevant effective conversion date.

                 (I) "Exercisable Warrants" means (x) with respect to Prior Exercises, the aggregate number of shares as to which the Buyer exercised the Buyer's Warrants, plus (y) the aggregate number of shares then remaining subject to exercise of the Buyer's Warrant.

                 (J) "Debenture Percentage" means the fraction, of which (i) the numerator is the Principal Converted and (ii) the denominator is the Principal Amount of the Debentures specified on the Buyer's signature page to this Agreement.

                 (K) "Disposed Shares  Percentage" means the fraction,  of which
(i) the numerator is the Converted Shares and Warrant Shares previously sold or otherwise disposed of by the Buyer and (ii) the denominator is the 139,130 shares for each $100,000 of Debenture Purchase Price specified on the Buyer's signature page to this Agreement. At the written request of the Company (which shall be made to the Placement Agent, but not more frequently than once in any calendar week with respect to each Buyer), the Buyer or the Placement Agent will confirm in writing that the Buyer has not sold or otherwise disposed of Converted Shares and Warrant Shares previously issued to the Buyer. If the Company does receive such confirmation within three (3) business days of the Placement Agent's receipt of such request, the Company shall be entitled to deem that the Buyer has previously sold or otherwise disposed of such Converted Shares or Warrant Shares. For purposes of this paragraph (K), Converted Shares shall not include shares issued in payment of interest on the Debentures.

                 (L) "Reset Shares" means the Reset Debenture Shares and the shares of Common Stock issuable on exercise of Reset Warrants.

            (iii) The number of Reset Debenture Shares shall be equal to the result of multiplying the Debenture Percentage by the following fraction:

               (Principal Converted) x (New Yield - Current Yield)
               ---------------------------------------------------
                              Relevant Market Price

            (iv) The number of Reset Warrants shall be equal to the result of the following calculation:

            (Exercisable Warrants) x ([New Yield - Current Yield]-1)

The Reset Warrants shall have the same terms as the Warrants, including but not limited to, exercise price for the shares covered by such Reset Warrants.

            (v) With respect to each Buyer individually, the obligations of the Company under this Section 4(j) will cease to apply if such Buyer's Disposed Shares Percentage is seventy-five percent (75%) or more.

            (vi) The provisions of Section 5(c), (d) and (e) of this Agreement shall apply to the Reset Shares.

            5. TRANSFER AGENT INSTRUCTIONS.

            a. Promptly following the delivery by the Buyer of the Purchase Price in accordance with Section 1(c) hereof, the Company will irrevocably instruct its transfer agent to issue Common Stock from time to time upon conversion of the Debentures in such amounts as specified from time to time by the Company to the transfer agent, bearing the restrictive legend specified in
Section 4(b) of this Agreement prior to registration of the Shares under the 1933 Act, registered in the name of the Buyer or its nominee and in such denominations to be specified by the Buyer in connection with each conversion of the Debentures. The Company warrants that no instruction inconsistent with the instructions referred to in this Section 5 and the stop transfer instructions to give effect to Section 4(a) hereof prior to registration and sale of the Shares under the 1933 Act will be given by the Company to the transfer agent with respect to the Shares and that the Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement, the Registration Rights Agreement, and applicable law. Nothing in this Section shall affect in any way the Buyer's obligations and agreement to comply with all applicable securities laws upon resale of the Securities. If the Buyer provides the Company with an opinion of counsel reasonably satisfactory to the Company that registration of a resale by the Buyer of any of the Securities in accordance with clause (1)(B) of Section 4(a) of this Agreement is not required under the 1933 Act, the Company shall (except as provided in clause (2) of Section 4(a) of this Agreement) permit the transfer of the Securities and, in the case of the Converted Shares or the Warrant Shares, as the case may be, promptly instruct the Company's transfer agent to issue one or more certificates for Common Stock without legend in such name and in such denominations as specified by the Buyer.

            b. (i) The Company will permit the Buyer to exercise its right to convert the Debentures by telecopying or delivering an executed and completed Notice of Conversion to the Company and, upon full conversion of the Debenture, delivering, within five (5) business days after the relevant Conversion Date, the original Debentures are being converted to the Company by express courier, with a copy to the transfer agent.

            (ii) The term "Conversion Date" means, with respect to any conversion elected by the holder of the Debentures, the date specified in the Notice of Conversion, provided the copy of the Notice of Conversion is telecopied to or otherwise delivered to the Company in accordance with the provisions hereof so that it is received by the Company on or before such specified date.

            (iii) The Company will instruct its transfer agent to transmit the certificates representing the Converted Shares issuable upon conversion of any Debentures to the Buyer at the address specified in the Notice of Conversion (which may be the Buyer's address for notices as contemplated by Section 11 hereof or a different address) via recognized express or overnight courier, by electronic transfer or otherwise, within three (3) business days (such third business day, the "Instruction Date") after (A) the business day on which the Company has received the Notice of Conversion (by facsimile or other delivery) and the original Debentures being converted (and if the same are not delivered to the Company on the same date, the date of delivery of the last of such items to be delivered) or (B) the date an interest payment on the Debentures which the Company has elected to pay by the issuance of Common Stock, as contemplated by the Debentures, was due. In any event, the Company will cause to be delivered to the Buyer the certificates representing Converted Shares (together, unless otherwise instructed by the Buyer, with one or more instruments representing the Debentures not being so converted if the instruments submitted in connection with such conversion represent more principal than then being converted) within ten (10) calendar days (such tenth day, the "Delivery Date") after (A) the business day on which the Company has received the Notice of Conversion (by facsimile or other delivery) and the original Debentures being converted (and if the same are not delivered to the Company on the same date, the date of delivery of the last of such items to be delivered) or (B) the date an interest payment on the Debentures which the Company has elected to pay by the issuance of Common Stock, as contemplated by the Debentures, was due.

            c. The Company understands that a delay in instructing its transfer agent to issue the Shares of Common Stock beyond the Instruction Date or issuance of the shares after the Delivery Date could result in economic loss to the Buyer. As compensation to the Buyer for such loss, the Company agrees to pay payments to the Buyer for late delivery of instructions to the Company's transfer agent or late issuance of the shares in accordance with the following schedule (where "No. Business Days Late" is defined as the number of business days beyond two (2) business days from the I nstruction Date or Delivery Date, as the case may be.):

                              Late Payment For Each $10,000
                              of Debenture Principal or Interest
No. Business Days Late        Amount Being Converted
----------------------        ----------------------
        1                        $100
        2                        $200
        3                        $300
        4                        $400
        5                        $500
        6                        $600
        7                        $700
        8                        $800
        9                        $900
       10                        $1,000
      >10                        $1,000 +$200 for each Business
                                 Day Late in excess of 10 days

The Company shall pay any payments incurred under this Section in immediately available funds upon demand. Nothing herein shall limit the Buyer's right to pursue actual damages for the Company's failure to properly instruct its transfer agent to issue and deliver the Common Stock to the Buyer or to timely issue the Common Stock to the Buyer. Furthermore, in addition to any other remedies which may be available to the Buyer, in the event that the Company fails for any reason to instruct its transfer agent to effect delivery of such shares of Common Stock within two (2) business days after the Instruction Date or by the Delivery Date, the Buyer will be entitled to revoke the relevant Notice of Conversion by delivering a notice to such effect to the Company whereupon the Company and the Buyer shall each be restored to their respective positions immediately prior to delivery of such Notice of Conversion.

            d. If, by the Delivery Date, the Company fails for any reason to deliver the Shares to be issued upon conversion of a Debenture and thereafter the holder of the Debentures being converted (a "Converting Holder") purchases, in an arm's-length open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by the Converting Holder (the "Sold Shares"), which delivery such Converting Holder anticipated to make using the Shares to be issued upon such conversion (a "Buy-In"), the Converting Holder shall have the right to require the Company pay to the Converting Holder the Buy-In Adjustment Amount (as defined below) in addition to all other amounts contemplated in other provisions of the Transaction Agreements, and not in lieu of any such amounts. The "Buy-In Adjustment Amount" is the amount equal to the excess, if any, of (x) the Converting Holder's total purchase price (including brokerage commissions, if any) for the Covering Shares over (y) the net proceeds (after brokerage commissions, if any) received by the Converting Holder from the sale of the Sold Shares. The Company shall pay the Buy-In Adjustment Amount to the Company in immediately available funds immediately upon demand by the Converting Holder. By way of illustration and not in limitation of the foregoing, if the Converting Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $10,000, the Buy-In Adjustment Amount which Company will be required to pay to the Converting Holder will be $1,000.

            e. In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided the Company's transfer agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program, upon request of the Buyer and its compliance with the provisions contained in this paragraph, so long as the certificates therefor do not bear a legend and the Buyer thereof is not obligated to return such certificate for the placement of a legend thereon, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Buyer by crediting the account of Buyer's Prime Broker with DTC through its Deposit Withdrawal Agent Commission system.

            f. If, at any time (i) the Company challenges, disputes or denies the right of a holder of a Debenture to effect a conversion of the Debenture into Common Stock or otherwise dishonors or rejects any Conversion Notice delivered in accordance with the terms of this Agreement or the Certificate of Designations or any exercise of any Warrant in accordance with its terms ("Warrant Exercise"), or (ii) any third party who is not and has never been an Affiliate of such holder commences any lawsuit or proceeding or otherwise asserts any claim before any court or public or governmental authority, which lawsuit, proceeding or claim seeks to challenge, deny, enjoin, limit, modify, delay or dispute the right of such holder to effect the conversion of the Debenture, into Common Stock, which lawsuit, proceeding or assertion is not withdrawn or dismissed within three (3) business days after it was instituted or made, and the Company refuses to honor any such Conversion Notice or Warrant Exercise, then such holder shall have the right, by written notice to the Company, to require the Company to promptly redeem the Debentures for cash at a redemption price (the "Mandatory Purchase Amount") equal to (x) one hundred thirty percent (130%) of the unliquidated principal of the unconverted Debentures held by such holder plus (y) all accrued but unpaid dividends on the Debentures through the date of payment of the Mandatory Purchase Amount. Nothing contained in this Section 5 shall be construed to require the Company to pay to the Buyer any of the amounts contemplated by this Section 5 for late delivery of any certificates or refusal to honor a Notice of Conversion or Warrant Exercise to the extent that such delay or refusal is caused by the Buyer (but exclusion of the delay or refusal of the Company shall be limited only to the period of such delay or refusal which was directly caused by an uncured action or omission of the Buyer and not to periods beyond the cure of such action or omission by or on behalf of the Buyer). Under any of the circumstances set forth above, the Company shall be responsible for the payment of all costs and expenses of such holder, including, but not necessarily limited to, reasonable legal fees and expenses, as and when incurred in connection with such holder's disputing any such action or pursuing such holder's rights hereunder (in addition to any other rights such holder may have hereunder or otherwise).

            g. The holder of any  Debentures  shall be entitled to exercise  its conversion privilege with respect to the Debentures notwithstanding the commencement of any case under 11 U.S.C.ss. 101 et seq. (the "Bankruptcy Code"). In the event the Company is a debtor under the Bankruptcy Code, the Company hereby waives, to the fullest extent permitted, any rights to relief it may have under 11 U.S.C.ss.362 in respect of such holder's conversion privilege. The Company hereby waives, to the fullest extent permitted, any rights to relief it may have under 11 U.S.C.ss.362 in respect of the conversion of the Debentures. The Company agrees, without cost or expense to such holder, to take or to consent to any and all action necessary to effectuate relief under 11 U.S.C.ss.362.

            h. The Company will authorize its transfer agent to give information relating to the Company directly to the Buyer or the Buyer's representatives upon the request of the Buyer or any such representative , to the extent such information relates to (i) the status of shares of Common Stock issued or claimed to be issued to the Buyer in connection with a Notice of Conversion, or
(ii) the number of outstanding shares of Common Stock of all stockholders as of a current or other specified date. The Company will provide the Buyer with a copy of the authorization so given to the transfer agent.

            6. CLOSING DATE.

            a. The Closing Date shall occur on the date which is the first trading day on The Nasdaq SmallCap Market after each of the conditions contemplated by Sections 7 and 8 hereof shall have either been satisfied or been waived by the party in whose favor such conditions run.

            b. The closing shall occur on the Closing Date at the offices of the Escrow Agent and shall take place no later than 3:00 P.M., New York time, on such day or such other time as is mutually agreed upon by the Company and the Buyer.

            c. Notwithstanding anything to the contrary contained herein, the Escrow Agent will be authorized to release the Escrow Funds to the Company and to others and to release the other Escrow Property on the Closing Date upon satisfaction of the conditions set forth in Sections 7 and 8 hereof and as provided in the Joint Escrow Instructions.

            7. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

The Buyer understands that the Company's obligation to sell the Debentures and the Warrants to the Buyer pursuant to this Agreement on the Closing Date is conditioned upon:

            a. The execution and delivery of this Agreement and the Registration Rights Agreement by the Buyer;

            b. Delivery by the Buyer to the Escrow Agent of good funds as payment in full of an amount equal to the Purchase Price in accordance with this Agreement;

            c. The accuracy on the Closing Date of the representations and warranties of the Buyer contained in this Agreement, each as if made on such date, and the performance by the

Buyer on or before such date of all covenants and agreements of the Buyer required to be performed on or before such date; and

            d. There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained.

            8. CONDITIONS TO THE BUYER'S OBLIGATION TO PURCHASE.

            The Company understands that the Buyer's obligation to purchase the Debentures and the Warrants pursuant to this Agreement on the Closing Date is conditioned upon:

            a. The execution and delivery of this Agreement and the Registration Rights Agreement by the Company;

            b. Delivery by the Company to the Escrow Agent of the Certificates in accordance with this Agreement;

            c. The accuracy in all material respects on the Closing Date of the representations and warranties of the Company contained in this Agreement. each as if made on such date, and the performance by the Company on or before such date of all covenants and agreements of the Company required to be performed on or before such date;

            d. On the Closing Date, the Buyer shall have received an opinion of counsel for the Company, dated such Closing Date, in form, scope and substance reasonably satisfactory to the Buyer, substantially to the effect set forth in Annex III attached hereto;

            e. There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained;

            f. From and after the date hereof to and including the Closing Date, the trading of the Common Stock shall not have been suspended by the SEC or the NASD and trading in securities generally on the NYSE or The NASDAQ/SmallCap Market shall not have been suspended or limited, nor shall minimum prices been established for securities traded on The NASDAQ/SmallCap Market, nor shall there be any outbreak or escalation of hostilities involving the United States or any material adverse change in any financial market that in either case in the reasonable judgment of the Buyer makes it impracticable or inadvisable to purchase the Debentures.

            9. GOVERNING LAW: MISCELLANEOUS.

            a. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Buyer for any reasonable legal fees and disbursements incurred by the Buyer in enforcement of or protection of any of its rights under any of the Transaction Agreements.

            b. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

            c. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

            d. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

            e. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

            f. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original.

            g. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

            h. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

            i. This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

            j. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

            10. NOTICES. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of

                  (a) the date delivered, if delivered by personal delivery as against written receipt therefor or by confirmed facsimile transmission,

                  (b) the seventh business day after deposit, postage prepaid, in the United States Postal Service by registered or certified mail, or

                  (c) the third business day after mailing by express courier, with delivery costs and fees prepaid, in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by ten (10) days' advance written notice similarly given to each of the other parties hereto):

COMPANY:                Siga Pharmaceuticals, Inc.
                        At its address at the head of this Agreement
                        Attn: Judson Cooper
                        Telephone No.: (212) 672-9150
                        Telecopier No.: (212) 697-3130

                        and with a copy to:

                        Orrick Herrington & Sutcliffe, LLP
                        666 Fifth Avenue
                        New York, NY 10103
                        Attn: Jeffrey Fessler, Esq.
                        Telephone No.: (212) 506-5000
                        Telecopier No.: (212) 506-5151

BUYER: At the address set forth on the signature page of this Agreement.

                        with a copy to:

                        Krieger & Prager, Esqs.
                        319 Fifth Avenue
                        Attn: Samuel Krieger, Esq.
                        New York, New York 10016
                        Telephone No.: (212) 689-3322
                        Telecopier No. (212) 213-2077

ESCROW AGENT:           Krieger & Prager, Esqs.
                        319 Fifth Avenue
                        Attn: Samuel Krieger, Esq.
                        New York, New York 10016
                        Telephone No.: (212) 689-3322
                        Telecopier No.: (212) 213-2077

            11. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The Company's and the Buyer's representations and warranties herein shall survive the execution and delivery of this Agreement and the delivery of the Certificates and the Warrants and the payment of the Purchase Price, and shall inure to the benefit of the Buyer and the Company and their respective successors and assigns.

            IN WITNESS WHEREOF, this Agreement has been duly executed by the Buyer by one of its officers thereunto duly authorized as of the date set forth below.

PRINCIPAL AMOUNT OF DEBENTURES:               $500,000
                                               -------
DEBENTURE PURCHASE PRICE:                                       $500,000
                                                                 -------
NUMBER OF WARRANTS(1):                         347,826
                                               -------
WARRANT PURCHASE PRICE(2):                                      $ 17,391.30
                                                                 ----------
TOTAL PURCHASE PRICE:                                           $517,391.30
                                                                 ----------

                            SIGNATURES FOR INDIVIDUAL

            IN WITNESS WHEREOF, the undersigned represents that the foregoing statements are true and correct and that it has caused this Securities Purchase Agreement to be duly executed on its behalf this 26 day of January, 2000.

c/o 35 East 62 Street                     Donald G. Drapkin
------------------------------------      -------------------------------------
Address                                   Printed Name of Subscriber
New York, NY    10021
                                          By:  /s/ Donald G. Drapkin
                                               --------------------------------
                                          (Signature of Authorized Person)
Telecopier No. 212/572-5184
               ---------------------
Resident:   P.O. Box 1040                 _____________________________________
            Rio Vista Drive               Printed Name and Title
____________Alpine NJ  07620____
Jurisdiction of Incorporation
or organization


As of the date set forth below, the undersigned hereby accepts this Agreement and represents that the foregoing statements are true and correct and that it has caused this Securities Purchase Agreement to be duly executed on its behalf.

SIGA PHARMACEUTICALS, INC

By:    /s/ Judson Cooper
       ------------------------------
Title: Chairman
       ------------------------------
Date: January 31, 2000
      -------------------------------


-----------------
(1) 69,565 per $100,000 Debenture Purchase Price.

(2) $0.05 per share covered by the Warrant.

                                                                       Exhibit C


      NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OR UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED. THE SECURITIES ARE RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT AS PERMITTED UNDER THE 1933 ACT PURSUANT TO REGISTRATION OR EXEMPTION OR SAFE HARBOR THEREFROM.

No. 00A-1                                                       US $500,000.00

                           SIGA PHARMACEUTICALS, INC.

                6% CONVERTIBLE DEBENTURE DUE JANUARY 31, 2002

      THIS DEBENTURE is one of a duly authorized issue of up to $1,500,000 in Debentures of SIGA PHARMACEUTICALS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Company") designated as its 6% Convertible Debentures. Such Debentures may be issued in series, each of which may have a different maturity date, but which otherwise have substantially similar terms. Capitalized terms not defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement, dated January 31, 2000, by and among the Company and the Buyers (as that term is defined therein) (the "Securities Purchase Agreement").

      FOR VALUE RECEIVED, the Company promises to pay to DONALD G. DRAPKIN, the registered holder hereof (the "Holder"), the principal sum of Five Hundred Thousand and 00/100 Dollars (US $500,000.00) on January 31, 2002 (the "Maturity Date") and to pay interest on the principal sum outstanding from time to time in arrears (i) upon conversion as provided herein, (ii) upon redemption as provided herein or (iii) on the Maturity Date, at the rate of 6% per annum accruing from January 31, 2000, the date of initial issuance of this Debenture. Accrual of interest shall commence on the first such business day to occur after the date hereof and shall continue to accrue on a daily basis until payment in full of the principal sum has been made or duly provided for.

      This Debenture is subject to the following additional provisions:

      1. The Debentures are issuable in denominations of Ten Thousand and 00/100 Dollars (US $10,000.00) and integral multiples thereof. The Debentures are exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration or transfer or exchange.

      2. The Company shall be entitled to withhold from all payments of principal of, and interest on, this Debenture any amounts required to be withheld under the applicable provisions of the United States income tax laws or other applicable laws at the time of such payments, and Holder shall execute and deliver all required documentation in connection therewith.

      3. This Debenture has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "1933 Act"), and other applicable state and foreign securities laws and the terms of the Transaction Agreements. In the event of any proposed transfer of this Debenture, the Company may require, prior to issuance of a new Debenture in the name of such other person, that it receive reasonable transfer documentation including legal opinions that the issuance of the Debenture in such other name does not and will not cause a violation of the 1933 Act or any applicable state or foreign securities laws. Prior to due presentment for transfer of this Debenture, the Company and any agent of the Company may treat the person in whose name this Debenture is duly registered on the Company's Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

      4. (A) The Holder of this Debenture is entitled, at its option, subject to the following provisions of this Section 4, to convert all or a portion of this Debenture into shares of Common Stock of the Company, $.0001 par value per share ("Common Stock") of the Company at any time (except as set forth in this Section 4(A) or in Section 4(C) hereunder) prior to the Maturity Date, at a conversion price (the "Conversion Price") for each share of Common Stock equal to $1.4375, as such amount may be equitably adjusted in accordance with Sections 8, 9 and 10 hereof, if applicable. The minimum principal amount a Buyer may convert is the lower of (x) at least US $10,000 (unless if at the time of such election to convert the aggregate principal amount of all Debentures registered to the Holder is less than US $10,000, then the whole amount thereof) or (y) the maximum amount which the Holder can then convert pursuant to the terms of
Section 4(C) hereof.

         (B) Conversion shall be effectuated by delivery by facsimile or other delivery to the Company of the form of conversion notice attached hereto as Exhibit A executed by the Holder of the Debenture evidencing such Holder's intention to convert this Debenture or a specified portion hereof ("Notice of Conversion"), and accompanied, if required by the Company, by proper assignment hereof in blank. Subject to the provisions of Section 4(C) hereof, interest accrued or accruing from the date of issuance to the date of conversion shall, at the option of the Company, be paid in cash or Common Stock upon conversion at the Conversion Price applicable to such conversion. No fractional shares of Common Stock or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. The date on which notice of conversion is given shall be deemed to be the date on which the Holder faxes or otherwise delivers the Notice of Conversion, duly executed, to the Company (the "Conversion Date"), provided that the Holder shall deliver to the Company the original Debentures being converted within five (5) business days thereafter. Facsimile delivery of the Notice of Conversion shall be accepted by the Company at facsimile number (212) 697-3130;
ATTN: President. Certificates representing Common Stock upon conversion will be delivered within three (3) business days following the Conversion Date, except as otherwise provided in the Securities Purchase Agreement.

         (C) Notwithstanding any other provision hereof, of the Warrants or of any of the other Transaction Agreements, in no event (except (i) with respect to an automatic or mandatory conversion, if any, of a Debenture as provided in the Debentures, (ii) as specifically provided in this Debenture as an exception to this provision, or (iii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to convert any Debenture or shall the Company have the obligation, to convert all or any portion of this Debenture (and the Company shall not have the right to pay interest on this Debenture in the form of Common Stock) to the extent that, after such conversion, the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Debentures or unexercised portion of the Warrants), and (2) the number of shares of Common Stock issuable upon the conversion of the Debentures or exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such conversion or exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Debenture, further agrees that if the Holder transfers or assigns any of the Debentures to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 4(C) as if such transferee or assignee were the original Holder hereof.

         (D) The Holder recognizes that the Company may be limited in the number of shares of Common Stock it may issue by (i) reason of its authorized shares, or (ii) the applicable rules and regulations of the principal securities market on which the Common Stock is listed or traded (collectively, the "Cap Regulations"). Without limiting the other provisions hereof, (i) the Company will take all steps reasonably necessary to be in a position to issue shares of Common Stock on conversion of the Debentures without violating the Cap Regulations and (ii) if, despite taking such steps, the Company still cannot issue such shares of Common Stock without violating the Cap Regulations, the Holder of this Debenture (to the extent the same can not be converted in compliance with the Cap Regulations (an "Unconverted Debenture")), shall have the option, exercisable in the Holder's sole and absolute discretion, to elect any one of the following remedies:

                  (x) if permitted by the Cap Regulations, require the Company to issue shares of Common Stock in accordance with such Holder's Notice of Conversion relating to the Unconverted Debenture at a conversion purchase price equal to the average of the closing bid price per share of Common Stock for any five (5) consecutive trading days (subject to the equitable adjustments for certain events occurring during such period as provided in this Debenture) during the sixty (60) trading days immediately preceding the date of the Notice of Conversion; or

                  (y) require the Company to redeem each Unconverted Debenture for an amount (the "Cap Redemption Amount"), payable in cash, equal to:

                             V            x           M
                        -----------
                            CP

                  where:

                  "V" means the outstanding principal plus accrued interest
            through the Cap Redemption Date (as defined below) of an Unconverted Debenture;

                  "CP" means the Conversion Price in effect on the date of
            redemption (the "Cap Redemption Date") specified in the notice from the Holder electing this remedy; and

                  "M" means the highest closing ask price per share during the period beginning on the Cap Redemption Date and ending on the date of payment of the Cap Redemption Amount.

The holder of an Unconverted Debenture may elect one of the above remedies with respect to a portion of such Unconverted Debenture and the other remedy with respect to other portions of the Unconverted Debenture.

         (E) Anything herein to the contrary notwithstanding, in the event the Company breaches the provisions of Section 4(f) of the Securities Purchase Agreement, the Conversion Price shall be amended to be equal to 90% of the Conversion Price determined in accordance with Section 4(A) of this Debenture, and the Holder may require the Company to immediately redeem the outstanding portion of this Debenture in accordance with clause (y) of Section 4(D).


5.     [Intentionally omitted]


      6. Subject to the terms of the Securities Purchase Agreement, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed in accordance with its terms. This Debenture and all other Debentures now or hereafter issued of similar terms are direct obligations of the Company.

      7. No recourse shall be had for the payment of the principal of, or the interest on, this Debenture, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

      8. If the Company merges or consolidates with another corporation or sells or transfers all or substantially all of its assets to another person and the holders of the Common Stock are entitled to receive stock, securities or property in respect of or in exchange for Common Stock, then as a condition of such merger, consolidation, sale or transfer, the Company and any such successor, purchaser or transferee agree that the Debenture may thereafter be converted on the terms and subject to the conditions set forth above into the kind and amount of stock, securities or property receivable upon such merger, consolidation, sale or transfer by a holder of the number of shares of Common Stock into which this Debenture might have been converted immediately before such merger, consolidation, sale or transfer, subject to adjustments which shall be as nearly equivalent as may be practicable. In the event of any proposed merger, consolidation or sale or transfer of all or substantially all of the assets of the Company (a "Sale"), the Holder hereof shall have the right to convert this Debenture by delivering a Notice of Conversion to the Company within fifteen (15) days of receipt of notice of such Sale from the Company.

      9. If, for any reason, prior to the conversion or redemption, the Company spins off or otherwise divests itself of a part of its business or operations or disposes all of or a substantial part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's Debentures outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Debentures") been converted as of the close of business on the trading day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the conversion of all or any of the Outstanding Debentures, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares multiplied by (y) a fraction, of which (I) the numerator is the principal amount of the Outstanding Debentures then being converted, and (II) the denominator is the principal amount of the Outstanding Debentures.

      10. If, at any time while any portion of this Debenture remains outstanding, the Company effectuates a stock split or reverse stock split of its Common Stock or issues a dividend on its Common Stock consisting of shares of Common Stock, the Conversion Price shall be equitably adjusted to reflect such action. By way of illustration, and not in limitation, of the foregoing: (i) if the Company effectuates a 2:1 split of its Common Stock, thereafter, with respect to any conversion for which the Company issues the shares after the record date of such split, the Conversion Price shall be deemed to be one-half of the Conversion Price in effect immediately prior to such split; (ii) if the Company effectuates a 1:10 reverse split of its Common Stock, thereafter, with respect to any conversion for which the Company issues the shares after the record date of such reverse split, the Conversion Price shall be deemed to be ten times the Conversion Price in effect immediately prior to such split; and
(iii) if the Company declares a stock dividend of one share of Common Stock for every 10 shares outstanding, thereafter, with respect to any conversion for which the Company issues the shares after the record date of such dividend, the Conversion Price shall be deemed to be the amount of the Conversion Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator is the number of shares (10) for which a dividend share will be issued and the denominator is such number of shares plus the dividend share(s) issuable or issued thereon
(11).

      11. All payments contemplated hereby to be made "in cash" shall be made in immediately available good funds in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments of cash and each delivery of shares of Common Stock issuable to the Holder as contemplated hereby shall be made to the Holder at the address last appearing on the Debenture Register of the Company as designated in writing by the Holder from time to time; except that the Holder can designate, by notice to the Company, a different delivery address for any one or more specific payments or deliveries.

      12. The Holder of the Debenture, by acceptance hereof, agrees that this Debenture is being acquired for investment purposes and that such Holder will not offer, sell or otherwise dispose of this Debenture or the Shares of Common Stock issuable upon conversion thereof except under circumstances which will not result in a violation of the Act or any applicable state Blue Sky or foreign laws or similar laws relating to the sale of securities.

      13. This Debenture shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of Wilmington or the state courts of the State of Delaware sitting in the City of Wilmington in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under any of this Debenture.

      14. The following shall constitute an "Event of Default":

                  a. The Company shall default in the payment of principal or interest on this Debenture and same shall continue for a period of ten (10) days; or

                  b. Any of the representations or warranties made by the Company herein, in the Securities Purchase Agreement,
                           the   Registration

                           Rights Agreement or in any certificate or financial or other written statements heretofore or hereafter furnished by the Company in connection with the execution and delivery of this Debenture or the Securities Purchase Agreement shall be false or misleading in any material respect at the time made; or

                  c. The Company fails to issue shares of Common Stock to the Holder or to cause its Transfer Agent to issue shares of Common Stock upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture, fails to transfer or to cause its Transfer Agent to transfer any certificate for shares of Common Stock issued to the Holder upon conversion of this Debenture and when required by this Debenture or the Registration Rights Agreement, and such transfer is otherwise lawful, or fails to remove any restrictive legend or to cause its Transfer Agent to transfer on any certificate or any shares of Common Stock issued to the Holder upon conversion of this Debenture as and when required by this Debenture, the Agreement or the Registration Rights Agreement and such legend removal is otherwise lawful, and any such failure shall continue uncured for five (5) business days after written notice from the Holder of such failure; or

                  d. The Company shall fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of any Debenture in this series and such failure shall continue uncured for a period of thirty (30) days after written notice from the Holder of such failure; or

                  e. The Company shall fail to perform or observe, in any material respect, any covenant, term, provision, condition, agreement or obligation of the Company under the Securities Purchase Agreement or the Registration Rights Agreement and such failure shall continue uncured for a period of thirty (30) days after written notice from the Holder of such failure (other than a failure to cause the Registration Statement to become effective no later than the Required Effective Date, as defined and provided in the Registration Rights Agreement, as to which no such cure period shall apply); or

                  f. The Company shall (1) admit in writing its inability to pay its debts generally as they mature; (2) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (3) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; or

                  g. A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment; or

                  h. Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter; or

                  i. Any money judgment, writ or warrant of attachment, or similar process in excess of Two Hundred Thousand ($200,000) Dollars in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

                  j. Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed or stayed within sixty (60) days after such institution or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

                  k. The Company shall have its Common Stock suspended or delisted from an exchange or over-the-counter market from trading for in excess of five (5) trading days; or

                  l. The Company fails to file the Registration Statement within sixty (60) days following the Closing Date or the Registration Statement is not declared effective within one hundred fifty (150) days following the Closing Date.

Then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Debenture immediately due and payable, without presentment, demand, protest or notice of any kinds, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

      15. Nothing contained in this Debenture shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or receive notice as a shareholder in respect of any meeting of shareholders or any rights whatsoever as a shareholder of the Company, unless and to the extent converted in accordance with the terms hereof.

      16. In the event for any reason, any payment by or act of the Company or the Holder shall result in payment of interest which would exceed the limit authorized by or be in violation of the law of the jurisdiction applicable to this Debenture, the obligation of the Company to pay interest or perform such act or requirement shall be reduced to the limit authorized under such law, so that in no event shall the Company be obligated to pay any such interest, perform any such act or be bound by any requirement which would result in the payment of interest in excess of the limit so authorized. In the event any payment by or act of the Company shall result in the extraction of a rate of interest in excess of a sum which is lawfully collectible as interest, then such amount (to the extent of such excess not returned to the Company) shall, without further agreement or notice between or by the Company or the Holder, be deemed applied to the payment of principal, if any, hereunder immediately upon receipt of such excess funds by the Holder, with the same force and effect as though the Company had specifically designated such sums to be so applied to principal and the Holder had agreed to accept such sums as an interest-free prepayment of this Debenture. If any part of such excess remains after the principal has been paid in full, whether by the provisions of the preceding sentences of this Section 16 or otherwise, such excess shall be deemed to be an interest-free loan from the Company to the Holder, which loan shall be payable immediately upon demand by the Company. The provisions of this Section 16 shall control every other provision of this Debenture.

      IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated: _________________, 2000

                                    SIGA PHARMACEUTICALS, INC.


                                    By:  /s/ Judson Cooper
                                         -------------------------

                                    Judson Cooper
                                    ------------------------------
                                    (Print Name)
                                    Chairman
                                    ------------------------------
                                    (Title)

                                    EXHIBIT A

                              NOTICE OF CONVERSION

 (To be Executed by the Registered Holder in order to Convert the Debenture)


The undersigned hereby irrevocably elects to convert $________________ of the principal amount of the above Debenture No. __ into Shares of Common Stock of Siga Pharmaceuticals, Inc. (the "Company") according to the conditions hereof, as of the date written below.

Conversion Date*

__________________________________________


Applicable Conversion Price

__________________________________________


Signature

__________________________________________
          [Name]

Address:

__________________________________________

__________________________________________



-------------------
* This original Debenture must be received by the Company by the fifth business date following the Conversion Date.

                                                                       Exhibit D


      THESE SECURITIES INCLUDING ANY UNDERLYING SECURITIES (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                           SIGA PHARMACEUTICALS, INC.

                          COMMON STOCK PURCHASE WARRANT

         1. Issuance; Certain Definitions. In consideration of good and valuable consideration, the receipt of which is hereby acknowledged by SIGA PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), DONALD G. DRAPKIN or registered assigns (the "Holder") is hereby granted the right to purchase at any time until 5:00 P.M., New York City time, on January 31, 2005 (the "Expiration Date"), Three Hundred Forty-seven Thousand Eight Hundred Twenty-six (347,826) fully paid and nonassessable shares of the Company's Common Stock, par value $.0001 per share (the "Common Stock") at an initial exercise price per share (the "Exercise Price'") of $3.4059 per share, subject to further adjustment asset forth herein. This Warrant is being issued pursuant to the terms of that certain Securities Purchase Agreement, dated as of January 31, 2000 (the "Securities Purchase Agreement"), to which the Company and Holder (or Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement.

         2. Exercise of Warrants.

              2.1. General. This Warrant is exercisable in whole or in part at any time and from time to time. Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 8 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in this paragraph. The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise. Upon surrender of this Warrant Certificate with, together with appropriate payment of the Exercise Price for the shares of Common Stock purchased, the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Exercise Price per share of Common Stock for the shares then being exercised shall be payable in cash or by certified or official bank check, except that the Holder may apply all or a portion of the previously unapplied aggregate Warrant Purchase Price specified on the signature page of the Securities Purchase Agreement against the amount so payable pursuant to such exercise. The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section
2.1 on the Exercise Date.

              2.2. Limitation on Exercise. Notwithstanding the provisions of this Warrant, the Securities Purchase Agreement or of the other Transaction Agreements, in no event (except (i) after the Maturity Date of the Debentures, (ii) as specifically provided in this Warrant as an exception to this provision, or (iii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have either the obligation to issue shares upon such exercise of all or any portion of this Warrant or the right to require the Holder to exercise this Warrant as contemplated by Section 2.3 hereof, to the extent that, after such exercise the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Debentures or unexercised portion of the Warrants), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

              2.3. Company Option to Require Exercise. If, but only if, both

              (i)  the Registration Statement is currently effective, and

              (ii) the  closing bid price for the Common  Stock,  as reported by
                   Bloomberg, LP or, if not so reported, as reported by the securities exchange or automated quotation system on which the Common Stock is listed or on the over-the-counter market, for each of any fifteen (15) consecutive trading days is at least two hundred percent (200%) of the Exercise Price (as the same may be adjusted as contemplated by the terms of this Warrant), the Company will have the right by written notice (the "Required Exercise Notice") to the Holder to require the Holder to exercise all or a portion of the unexercised portion of this Warrant in accordance with its terms (except that such requirement shall not be deemed to require the Holder to exercise the Warrant in a manner inconsistent with the provisions of Section 2.2 hereof). The Company's right to issue a Required Exercise Notice shall expire at the close of the fifth trading day after the last day in such consecutive trading day period in which the closing bid price was at or above the standard referred to in clause (ii) of this Section 2.3. The shares which are the subject of the Required Exercise Notice are referred to as the "Required Shares." To the extent the Holder does not exercise this Warrant for the Required Shares within five
(5) business days after the Holder's receipt of the Required Exercise Notice, the Holder's rights under this Warrant with respect to the unexercised portion of the Required Shares shall expire.

         3. Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance upon exercise of this Warrant (the "Warrant Shares").

         4. Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

         5. Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

         6. Protection Against Dilution.

              6.1. Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of additional shares of Common Stock as will cause (i) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant, multiplied by (ii) the adjusted Exercise Price per share, to equal
(iii) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment multiplied by the total Exercise Price before adjustment.

              6.2. Capital Adjustments. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation, or like capital adjustment affecting the Common Stock of the Company, the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

              6.3. Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off') in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then

              (a) the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the trading day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (I) the denominator is the amount of the Outstanding Warrants; and

              (b) the Exercise Price on the Outstanding Warrants shall be adjusted immediately after consummation of the Spin Off by multiplying the Exercise Price by a fraction (if, but only if, such fraction is less than 1.0), the numerator of which is the Average Market Price of the Common Stock (as defined below) for the five (5) trading days immediately following the fifth trading day after the Record Date, and the denominator of which is the Average Market Price of the Common Stock on the five (5) trading days immediately preceding the Record Date; and such adjusted Exercise Price shall be deemed to be the Exercise Price: with respect to the Outstanding Warrants after the Record Date. As used herein, the term "Average Market Price of the Common Stock" means the average closing bid price of a share of Common Stock, as reported by Bloomberg, LP or, if not so reported, as reported on the over-the-counter market for the relevant period.

         7. Transfer to Comply with the Securities Act; Registration Rights.

              7.1. Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

              7.2. Registration Rights. (a) Reference is made to the Registration Rights Agreement. The Company's obligations under the Registration Rights Agreement and the other terms and conditions thereof with respect to the Warrant Shares, including, but not necessarily limited to, the Company's commitment to file a registration statement including the Warrant Shares, to have the registration of the Warrant Shares completed and effective, and to maintain such registration, are incorporated herein by reference.

         (b) In addition to the registration rights referred to in the preceding provisions of Section 7.2(a), effective after the expiration of the effectiveness of the Registration Statement as contemplated by the Registration Rights Agreement, the Holder shall have piggy-back registration rights with respect to the Warrant Shares then held by the Holder or then subject to issuance upon exercise of this Warrant (collectively, the "Remaining Warrant Shares"), subject to the conditions set forth below. If, at any time after the Registration Statement has ceased to be effective, the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-4 or Form S-8), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Remaining Warrant Shares in such registration statement. If the Holder exercises such election, the Remaining Warrant Shares so designated shall be included in the registration statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement). The Holder's rights under this Section 7 shall expire at such time as the Holder can sell all of the Remaining Warrant Shares under Rule 144 without volume or other restrictions or limit.

         8. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage pre-paid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission, or, if mailed, two days after the date of deposit in the United States mails, as follows:

              (i)           if to the Company, to:

                            Siga Pharmaceuticals, Inc.
                            420 Lexington Avenue, Suite 620
                            New York, New York 10170
                            Attn:  Judson Cooper
                            Telephone No.: (212) 672-9150
                            Telecopier No.: (212) 697-3130

                            and with a copy to:

                            Orrick Herrington & Sutcliffe, LLP
                            666 Fifth Avenue
                            New York, NY 10103
                            Attn:  Jeffrey Fessler, Esq.
                            Telephone No.: (212) 506-5000
                            Telecopier No.: (212) 506-5151

              (ii)          if to the Holder, to:

                            Donald G. Drapkin
                            c/o 35 East 62nd Street
                            New York, NY 10021-8016
                            Telephone No.:  (    ) ___-____
                            Telecopier No.: (212) 572-5184
                            with a copy to:

                            Krieger & Prager LLP, Esqs.
                            39 Broadway
                            Suite 1440
                            New York, NY 10006
                            Attn: Samuel Krieger, Esq.
                            Telephone No.: (212) 363-2900
                            Telecopier No. (212) 363-2999

Any party may be notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

         9. Supplements and Amendments; Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant of even date herewith contain the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

         10. Governing Law. This Warrant shall be deemed to be a contract made under the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Buyer in enforcement of or protection of any of its rights under any of the Transaction Agreements.

         11. Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         12. Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

      IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the 31th day of January, 2000.

                                    SIGA PHARMACEUTICALS, INC.


                                    By: /s/ Judson Cooper
                                       ---------------------------
                                    Name: Judson Cooper
                                    Its:  Chairman

Attest:


/s/ Joshua D. Schein
------------------------------
Name:  Joshua D. Schein
Title: CEO

                          NOTICE OF EXERCISE OF WARRANT

      The undersigned hereby irrevocably elects to exercise the right, represented by the Warrant Certificate dated as of _________________, ___, to purchase shares of the Common Stock, par value $.0001 per share, of SIGA PHARMACEUTICALS, INC. and tenders herewith payment in accordance with Section 1 of said Common Stock Purchase Warrant.

      Please deliver the stock certificate to:







Dated:
      __________________________



________________________________
[Name of Holder]



By:_____________________________


|_|   CASH:                                     $__________________

      Less:  CREDIT FOR PREVIOUSLY
      UNAPPLIED WARRANT PURCHASE PRICE:

                                                $-------------------

      CURRENT PAYMENT:                          $___________________

                                                                       Exhibit E

      THESE SECURITIES INCLUDING ANY UNDERLYING SECURITIES (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                           SIGA PHARMACEUTICALS, INC.

                          COMMON STOCK PURCHASE WARRANT

         1. Issuance; Certain Definitions. In consideration of good and valuable consideration, the receipt of which is hereby acknowledged by SIGA PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), GABRIEL M. CERRONE or registered assigns (the "Holder") is hereby granted the right to purchase at any time until 5:00 P.M., New York City time, on January 31, 2005 (the "Expiration Date"), Two Hundred Ten Thousand (210,000) fully paid and nonassessable shares of the Company's Common Stock, par value $.0001 per share (the "Common Stock") at an initial exercise price per share (the "Exercise Price") of $1.45 per share, subject to further adjustment as set forth herein. Reference is made to that certain Securities Purchase Agreement, dated as of January 31, 2000 (the "Securities Purchase Agreement"), to which the Company and certain named Buyers are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement.

         2. Exercise of Warrants.

            2.1 General. This Warrant is exercisable in whole or in part at any time and from time to time. Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 8 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in this paragraph. The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise. Upon surrender of this Warrant Certificate with, together with appropriate payment of the Exercise Price for the shares of Common Stock purchased, the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Exercise Price per share of Common Stock for the shares then being exercised shall be payable in cash or by certified or official bank check. The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

            2.2 Limitation on Exercise. Notwithstanding the provisions of this Warrant, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, or (ii) while there is outstanding a tender offer for any or all of the shares of the

Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have either the obligation to issue shares upon such exercise of all or any portion of this Warrant, to the extent that, after such exercise the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

         3. Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance upon exercise of this Warrant (the "Warrant Shares").

         4. Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

         5. Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder and limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

         6. Protection Against Dilution.

            6.1 Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of additional shares of Common Stock as will cause (i) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant, multiplied by (ii) the adjusted Exercise Price per share, to equal
(iii) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment multiplied by the total Exercise Price before adjustment.

            6.2 Capital Adjustments. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation, or like capital adjustment affecting the Common Stock of the Company, the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

            6.3 Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then

             (a) the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the trading day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off
      Shares equal to (x) the Reserved Spin Off Shares multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants; and

             (b) the Exercise Price on the Outstanding Warrants shall be adjusted immediately after consummation of the Spin Off by multiplying the Exercise Price by a fraction (if, but only if, such fraction is less than 1.0), the numerator of which is the Average Market Price of the Common
      Stock (as defined below) for the five (5) trading days immediately following the fifth trading day after the Record Date, and the denominator of which is the Average Market Price of the Common Stock on the five (5) trading days immediately preceding the Record Date; and such adjusted Exercise Price shall be deemed to be the Exercise Price with respect to the Outstanding Warrants after the Record Date. As used herein, the term "Average Market Price of the Common Stock" means the average closing bid price of a share of Common Stock, as reported by Bloomberg, LP or, if not so reported, as reported on the over-the-counter market for the relevant period.

         7. Transfer to Comply with the Securities Act; Registration Rights.

            7.1 Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

            7.2 Registration Rights. (a) Reference is made to the Registration Rights Agreement, dated January 31, 2000, to which the Company and certain Initial Investors named therein are parties (the "Registration Rights Agreement"). The shares issuable upon exercise of this Warrant ("Warrant Shares") are Registrable Securities, as that term is used in the Registration Rights Agreement. Subject to and in accordance with the provisions of the Registration Rights Agreement (the terms of which are incorporated herein by reference), the Company agrees to file a registration statement or an amendment to its registration statement on Form S-3 which shall include the Warrant Shares (as so filed or amended, the "Registration Statement"), pursuant to the Act, by the Required Filing Date and to have the registration of the Warrant Shares completed and effective by the Required Effective Date (as those terms are defined in the Registration Rights Agreement) and to maintain such registration.

         (b) In addition to the registration rights referred to in the preceding provisions of Section 7.2(a), effective after the expiration of the effectiveness of the Registration Statement as contemplated by the Registration Rights Agreement, the Holder shall have piggy-back registration rights with respect to the Warrant Shares then held by the Holder or then subject to issuance upon exercise of this Warrant (collectively, the "Remaining Warrant Shares), subject to the conditions set forth below. If, at any time after the New Registration Statement has ceased to be effective, the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-4 or Form S-8), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Remaining Warrant Shares in such registration statement. If the Holder exercises such election, the Remaining Warrant Shares so designated shall be included in the registration statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement).

         8. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage pre-paid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission, or, if mailed, two days after the date of deposit in the United States mails, as follows:

               (i)      if to the Company, to;

                        Siga Pharmaceuticals, Inc.
                        420 Lexington Avenue, Suite 620
                        New York, New York 10170
                        Attn:  Judson Cooper
                        Telephone No.:  (212) 672-9150
                        Telecopier No.:  (212) 697-3130
                        and with a copy to:

                        Orrick Herrington & Sutcliffe, LLP
                        666 Fifth Avenue
                        New York, NY 10103
                        Attn:  Jeffrey Fessler, Esq.
                        Telephone No.:  (212) 506-5000
                        Telecopier No.:  (212) 506-5151


               (ii)     if to the Holder, to:

                        Gabriel M. Cerrone
                        265 E. 66th St.
                        Apt. 16G
                        New York, NY 10021
                        Telephone No.:  (212) 755-6003
                        Telecopier No.:  (212) 755-6574

                        with a copy to:

                        Krieger & Prager LLP, Esqs.
                        39 Broadway
                        Suite 1440
                        New York, NY 10006
                        Attn:  Samuel Krieger, Esq.
                        Telephone No.:  (212) 363-2900
                        Telecopier No.:  (212) 363-2999

Any party may be notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

         9. Supplements and Amendments; Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant of even date herewith contain the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

         10. Governing Law. This Warrant shall be deemed to be a contract made under the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Buyer in enforcement of or protection of any of its rights under any of the Transaction Agreements.

         11. Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         12. Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the __th day of ___________, 2000.

                                    SIGA PHARMACEUTICALS, INC.


                                    By:
                                        --------------------------------------
                                        Name:
                                               -------------------------------
                                        Its:
                                              --------------------------------



Attest:



Name:
       -----------------------------
Title:
        ----------------------------

                          NOTICE OF EXERCISE OF WARRANT

         The undersigned hereby irrevocably elects to exercise the right, represented by the Warrant Certificate dated as of______________, _____, to purchase shares of the Common Stock, par value $.0001 per share, of SIGA TECHNOLOGIES, INC. and tenders herewith payment in accordance with Section 1 of said Common Stock Purchase Warrant.

         Please deliver the stock certificate to:




Dated:___________________________




[Name of Holder]



By:


[ ]     CASH:                              $____________________

                                                                       Exhibit F

      THESE SECURITIES INCLUDING ANY UNDERLYING SECURITIES (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                           SIGA PHARMACEUTICALS, INC.

                          COMMON STOCK PURCHASE WARRANT

         1. Issuance; Certain Definitions. In consideration of good and valuable consideration, the receipt of which is hereby acknowledged by SIGA PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), GABRIEL M. CERRONE or registered assigns (the "Holder") is hereby granted the right to purchase at any time until 5:00 P.M., New York City time, on January 31, 2005 (the "Expiration Date"), Two Hundred Ten Thousand (210,000) fully paid and nonassessable shares of the Company's Common Stock, par value $.0001 per share (the "Common Stock") at an initial exercise price per share (the "Exercise Price") of $1.45 per share, subject to further adjustment as set forth herein. Reference is made to that certain Securities Purchase Agreement, dated as of January 31, 2000 (the "Securities Purchase Agreement"), to which the Company and certain named Buyers are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement.

         2. Exercise of Warrants.

            2.1 General. This Warrant is exercisable in whole or in part at any time and from time to time. Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 8 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in this paragraph. The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise. Upon surrender of this Warrant Certificate with, together with appropriate payment of the Exercise Price for the shares of Common Stock purchased, the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Exercise Price per share of Common Stock for the shares then being exercised shall be payable in cash or by certified or official bank check. The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

            2.2 Limitation on Exercise. Notwithstanding the provisions of this Warrant, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, or (ii) while there is outstanding a tender offer for any or all of the shares of the

Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have either the obligation to issue shares upon such exercise of all or any portion of this Warrant, to the extent that, after such exercise the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

         3. Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance upon exercise of this Warrant (the "Warrant Shares").

         4. Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

         5. Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder and limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

         6. Protection Against Dilution.

            6.1 Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of additional shares of Common Stock as will cause (i) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant, multiplied by (ii) the adjusted Exercise Price per share, to equal
(iii) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment multiplied by the total Exercise Price before adjustment.

            6.2 Capital Adjustments. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation, or like capital adjustment affecting the Common Stock of the Company, the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

            6.3 Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then

             (a) the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the trading day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off
      Shares equal to (x) the Reserved Spin Off Shares multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants; and

             (b) the Exercise Price on the Outstanding Warrants shall be adjusted immediately after consummation of the Spin Off by multiplying the Exercise Price by a fraction (if, but only if, such fraction is less than 1.0), the numerator of which is the Average Market Price of the Common
      Stock (as defined below) for the five (5) trading days immediately following the fifth trading day after the Record Date, and the denominator of which is the Average Market Price of the Common Stock on the five (5) trading days immediately preceding the Record Date; and such adjusted Exercise Price shall be deemed to be the Exercise Price with respect to the Outstanding Warrants after the Record Date. As used herein, the term "Average Market Price of the Common Stock" means the average closing bid price of a share of Common Stock, as reported by Bloomberg, LP or, if not so reported, as reported on the over-the-counter market for the relevant period.

         7. Transfer to Comply with the Securities Act; Registration Rights.

            7.1 Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

            7.2 Registration Rights. (a) Reference is made to the Registration Rights Agreement, dated January 31, 2000, to which the Company and certain Initial Investors named therein are parties (the "Registration Rights Agreement"). The shares issuable upon exercise of this Warrant ("Warrant Shares") are Registrable Securities, as that term is used in the Registration Rights Agreement. Subject to and in accordance with the provisions of the Registration Rights Agreement (the terms of which are incorporated herein by reference), the Company agrees to file a registration statement or an amendment to its registration statement on Form S-3 which shall include the Warrant Shares (as so filed or amended, the "Registration Statement"), pursuant to the Act, by the Required Filing Date and to have the registration of the Warrant Shares completed and effective by the Required Effective Date (as those terms are defined in the Registration Rights Agreement) and to maintain such registration.

         (b) In addition to the registration rights referred to in the preceding provisions of Section 7.2(a), effective after the expiration of the effectiveness of the Registration Statement as contemplated by the Registration Rights Agreement, the Holder shall have piggy-back registration rights with respect to the Warrant Shares then held by the Holder or then subject to issuance upon exercise of this Warrant (collectively, the "Remaining Warrant Shares), subject to the conditions set forth below. If, at any time after the New Registration Statement has ceased to be effective, the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-4 or Form S-8), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Remaining Warrant Shares in such registration statement. If the Holder exercises such election, the Remaining Warrant Shares so designated shall be included in the registration statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement).

         8. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage pre-paid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission, or, if mailed, two days after the date of deposit in the United States mails, as follows:

               (i)      if to the Company, to;

                        Siga Pharmaceuticals, Inc.
                        420 Lexington Avenue, Suite 620
                        New York, New York 10170
                        Attn:  Judson Cooper
                        Telephone No.:  (212) 672-9150
                        Telecopier No.:  (212) 697-3130
                        and with a copy to:

                        Orrick Herrington & Sutcliffe, LLP
                        666 Fifth Avenue
                        New York, NY 10103
                        Attn:  Jeffrey Fessler, Esq.
                        Telephone No.:  (212) 506-5000
                        Telecopier No.:  (212) 506-5151


               (ii)     if to the Holder, to:

                        Gabriel M. Cerrone
                        265 E. 66th St.
                        Apt. 16G
                        New York, NY 10021
                        Telephone No.:  (212) 755-6003
                        Telecopier No.:  (212) 755-6574

                        with a copy to:

                        Krieger & Prager LLP, Esqs.
                        39 Broadway
                        Suite 1440
                        New York, NY 10006
                        Attn:  Samuel Krieger, Esq.
                        Telephone No.:  (212) 363-2900
                        Telecopier No.:  (212) 363-2999

Any party may be notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

         9. Supplements and Amendments; Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant of even date herewith contain the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

         10. Governing Law. This Warrant shall be deemed to be a contract made under the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Buyer in enforcement of or protection of any of its rights under any of the Transaction Agreements.

         11. Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         12. Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the __th day of ___________, 2000.

                                    SIGA PHARMACEUTICALS, INC.


                                    By:
                                        --------------------------------------
                                        Name:
                                               -------------------------------
                                        Its:
                                              --------------------------------



Attest:



Name:
       -----------------------------
Title:
        ----------------------------

                          NOTICE OF EXERCISE OF WARRANT

         The undersigned hereby irrevocably elects to exercise the right, represented by the Warrant Certificate dated as of______________, _____, to purchase shares of the Common Stock, par value $.0001 per share, of SIGA TECHNOLOGIES, INC. and tenders herewith payment in accordance with Section 1 of said Common Stock Purchase Warrant.

         Please deliver the stock certificate to:




Dated:___________________________




[Name of Holder]



By:


[ ]     CASH:                              $____________________

                                                                       Exhibit G

      THESE SECURITIES INCLUDING ANY UNDERLYING SECURITIES (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                            SIGA, TECHNOLOGIES, INC.

                          COMMON STOCK PURCHASE WARRANT

         1. Issuance; Certain Definitions. In consideration of good and valuable consideration, the receipt of which is hereby acknowledged by SIGA TECHNOLOGIES INC., a Delaware corporation (the "Company"), GABRIEL M. CERRONE or registered assigns (the "Holder") is hereby granted the right to purchase at any time from the Commencement Date (defined below) until 5:00 P.M., New York City time, on March 28, 2005 (the "Expiration Date"), Three Hundred Three Thousand Two Hundred (303,200) fully paid and nonassessable shares of the Company's Stock, par value $.0001 per share (the "Common Stock") at an initial exercise price per share (the "Exercise Price") of $5.00 per share, subject to further adjustment as set forth herein. Reference is made to that certain Securities Purchase Agreement, dated as of January 31, 2000 (the "Securities Purchase Agreement"), to which the Company and certain named Buyers are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement.

         2. Exercise of Warrants.

            2.1 General. This Warrant is exercisable in whole or in part at any time and from time to time. Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 8 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in this paragraph. The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise. Upon surrender of this Warrant Certificate with, together with appropriate payment of the Exercise Price for the shares of Common Stock purchased, the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Exercise Price per share of Common Stock for the shares then being exercised shall be payable in cash or by certified or official bank check. The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

            2.2 Limitation on Exercise. Notwithstanding the provisions of this Warrant, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, or (ii) while there is outstanding a tender offer for any or all of the shares of the

Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have either the obligation to issue shares upon such exercise of all or any portion of this Warrant, to the extent that, after such exercise the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 1.3(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

            2.3 Commencement Date. The term "Commencement Date" means March 28, 2000.

         3. Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance upon exercise of this Warrant (the "Warrant Shares").

         4. Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

         5. Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder and limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

         6. Protection Against Dilution.

            6.1 Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of additional shares of Common Stock as will cause (i) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant, multiplied by (ii) the adjusted Exercise Price per share, to equal
(iii) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment multiplied by the total Exercise Price before adjustment.

            6.2 Capital Adjustments. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation, or like capital adjustment affecting the Common Stock of the Company, the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

            6.3 Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then

           (a) the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the trading day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off
      Shares equal to (x) the Reserved Spin Off Shares multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants; and

           (b) the Exercise Price on the Outstanding Warrants shall be adjusted immediately after consummation of the Spin Off by multiplying the Exercise Price by a fraction (if, but only if, such fraction is less than 1.0), the numerator of which is the Average Market Price of the Common Stock (as defined below) for the five (5) trading days immediately following the fifth trading day after the Record Date, and the denominator of which is the Average Market Price of the Common Stock on the five (5) trading days immediately preceding the Record Date; and such adjusted Exercise Price shall be deemed to be the Exercise Price with respect to the Outstanding Warrants after the Record Date. As used herein, the term "Average Market Price of the Common Stock" means the average closing bid price of a share of Common Stock, as reported by Bloomberg, LP or, if not so reported, as reported on the over-the-counter market for the relevant period.

         7. Transfer to Comply with the Securities Act; Registration Rights.

            7.1 Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this

Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

            7.2 Registration Rights. (a) The Company agrees to file a registration statement or an amendment to its registration statement on Form S-3 to register all of the Warrant Shares (as so filed or amended, the "New Registration Statement"), pursuant to the Securities Act of 1933, as amended, and to have such New Registration Statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement were the Warrant Shares deemed to be Registrable Securities under that agreement). The Company further agrees that, after the New Registration Statement is declared effective, it will thereafter maintain the effectiveness of such registration until the earlier of the date on which both (i) the Holder has exercised all of the Holder's rights to acquire Warrant Shares or the Warrant has expired, whichever is earlier, and
(ii) the Holder has sold or otherwise transferred all of the Warrant Shares acquired upon exercise of this warrant.

           (b) In addition to the registration rights referred to in the preceding provisions of Section 7.2(a), effective after the expiration of the effectiveness of the New Registration Statement as contemplated by the Registration Rights Agreement, the Holder shall have piggy-back registration rights with respect to the Warrant Shares then held by the Holder or then subject to issuance upon exercise of this Warrant (collectively, the "Remaining Warrant Shares), subject to the conditions set forth below. If, at any time after the New Registration Statement has ceased to be effective, the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-4 on form S-8), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Remaining Warrant Shares in such registration statement. If the Holder exercises such election, the Remaining Warrant Shares so designated shall be included in the registration statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement were the Warrant Shares deemed to be Registrable Securities under that agreement).

           (c) The Holder's rights under this Section 7 shall expire at such time as the Holder can sell all of the Warrant Shares then held by the Holder and all shares then subject to issuance upon exercise of this Warrant under Rule 144 without volume or other restrictions or limit.

         8. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage pre-paid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission, or, if mailed, two days after the date of deposit in the United States mails, as follows:

                  (i)   if to the Company, to;

                        Siga Technologies, Inc.
                        420 Lexington Avenue, Suite 620
                        New York, New York 10170
                        Attn:  Judson Cooper
                        Telephone No.:  (212) 672-9150
                        Telecopier No.:  (212) 697-3130

                        and with a copy to:

                        Orrick Herrington & Sutcliffe, LLP
                        666 Fifth Avenue
                        New York, NY 10103
                        Attn:  Jeffrey Fessler, Esq.
                        Telephone No.:  (212) 506-5000
                        Telecopier No.:  (212) 506-5151

                  (ii)  if to the Holder, to:

                        Gabriel M. Cerrone
                        265 E. 66th St.
                        Apt. 16G
                        New York, NY 10021

                        Telephone No.: (212) 755-6003
                        Telecopier No.: (212) 755-6574

                        with a copy to:

                        Krieger & Prager LLP, Esqs.
                        39 Broadway
                        Suite 1440
                        New York, NY 10006
                        Attn: Samuel Krieger, Esq.
                        Telephone No.: (212) 363-2900
                        Telecopier No.: (212) 363-2999

            Any party may be notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

         9. Supplements and Amendments; Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This

Warrant of even date herewith contain the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

         10. Governing Law. This Warrant shall be deemed to be a contract made under the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Buyer in enforcement of or protection of any of its rights under any of the Transaction Agreements.

         11. Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         12. Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the 1st day of May, 2000.

                                    SIGA TECHNOLOGIES, INC.



                                    By:
                                        --------------------------------------
                                        Name:  Joshua D. Schein
                                        Title: Chief Executive Officer

                          NOTICE OF EXERCISE OF WARRANT

            The undersigned hereby irrevocably elects to exercise the right, represented by the Warrant Certificate dated as of , , to purchase shares of the Common Stock, par value $0001 per share, of SIGA TECHNOLOGIES, INC. and tenders herewith payment in accordance with Section 1 of said Common Stock Purchase Warrant.

            Please deliver the stock certificate to:




Dated: ___________________________



[Name of Holder]



By:


[ ]      CASH:                               $_____________________

                                                                       Exhibit H

                          REGISTRATION RIGHTS AGREEMENT

      THIS REGISTRATION RIGHTS AGREEMENT, dated as of January __, 2000, is made by and between SIGA PHARMACEUTICALS, INC., a Delaware corporation, with headquarters located at 420 Lexington Avenue, Suite 620, New York , New York 10170 (the "Company") and each entity named on a signature page hereto (each, an "Initial Investor") (each agreement with an Initial Investor being deemed a separate and independent agreement between the Company and such Initial Investor, except that each Initial Investor acknowledges and consents to the rights granted to each other Initial Investor under such agreement).

      Terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement, dated as of January __, 2000 (the "Securities Purchase Agreement"), between the Initial Investor and the Company.

                              W I T N E S S E T H:

            WHEREAS, upon the terms and subject to the conditions of the Securities Purchase Agreement, the Company has agreed to issue and sell to the Initial Investor the Company's 6% Convertible Debentures having an aggregate principal balance of up to $1,500,000 (the "Debentures"); and

            WHEREAS, the Company has agreed to issue Warrants to the Initial Investor as contemplated by the Securities Purchase Agreement (the "Warrants"); and

            WHEREAS, the Debentures are convertible into shares of Common Stock (the "Conversion Shares"; which term, for purposes of this Agreement, shall include shares of Common Stock of the Company issuable in lieu of accrued interest on conversion as contemplated by the Debentures and as Reset Shares as contemplated by the Securities Purchase Agreement) upon the terms and subject to the conditions contained in the Debentures and the Securities Purchase Agreement, and the Warrants may be exercised for the purchase of shares of Common Stock (the "Warrant Shares") upon the terms and conditions of the Warrants; and

            WHEREAS, to induce the Initial Investor to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "Securities Act"), with respect to the Conversion Shares and the Warrant Shares;

            NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Initial Investor hereby agree as follows:

            1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

            (a) "Investor" means the Initial Investor and any permitted transferee or assignee who agrees to become bound by the provisions of this Agreement in accordance with Section 9 hereof and who holds Debentures, Warrants or Registrable Securities.

            (b) "Potential Material Event" means any of the following: (i) the possession by the Company of material information not ripe for disclosure in a registration statement, which shall be evidenced by determinations in good faith by the Board of Directors of the Company that disclosure of such information in the registration statement would be detrimental to the business and affairs of the Company; or (ii) any material engagement or activity by the Company which would, in the good faith determination of the Board of Directors of the Company, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors of the Company that the registration statement would be materially misleading absent the inclusion of such information.

            (c) "Register," "Registered," and "Registration" refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous basis ("Rule 415"), and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission (the "SEC").

            (d) "Registrable Securities" means the Conversion Shares and the Warrant Shares. Notwithstanding the above: (1) Common Stock which would otherwise be deemed to be Registrable Securities shall not constitute Registrable Securities if those shares of Common Stock may be resold in a public transaction without volume or other limitations and without registration under the Act, including, without limitation, pursuant to Rule 144 under the Act; and
(2) any Registrable Securities resold in a public transaction shall cease to constitute Registrable Securities.

            (e) "Registration Statement" means a registration statement of the Company under the Securities Act.

            (f) "Required Effective Date" means the relevant Initial Required Effective Date or Increased Required Effective Date (as those terms are defined below).

            2. Registration.

            (a) Mandatory Registration.

                (i) The Company shall prepare and file with the SEC, as soon as possible after the Closing Date but no later than thirty (30) days after the Closing Date (the "Required Filing Date"), either a Registration Statement on Form S-3 or an amendment to an existing Registration Statement, in either event registering for resale by the Investor the number of shares equal to one hundred ten percent (110%) of the sum of (A) the Purchase Price plus accrued interest on the Debentures through the Maturity Date of the Debentures, divided by the Conversion Price, plus (B) the number of Warrant Shares, or such lesser number as may be required by the SEC. The Registration Statement (X) shall include only the Registrable Securities and the shares referred to in Exhibit 1 annexed hereto; and (Y) shall also state that, in accordance with Rule 416 and 457 under the Securities Act, it also covers such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of the Debentures and the exercise of the Warrants to prevent dilution resulting from stock splits, or stock dividends. The Company will use its reasonable best efforts to cause such Registration Statement to be declared effective on a date (the "Initial Required Effective Date") which no later than is the earlier of (Y) five (5) days after notice by the SEC that it may be declared effective or (Z) ninety (90) days after the Closing Date.

                (ii) If at any time, the number of shares of Common Stock represented by the Registrable Shares, issued or to be issued as contemplated by the Transaction Agreements, exceeds the aggregate number of shares of Common Stock then registered (an "Increased Registered Shares Date"), the Company shall, within ten (10) business days after receipt of a written notice from any Investor, either
                        (V) amend the Registration Statement filed by the Company pursuant to the preceding provisions of this
                        Section 2, if such Registration Statement has not been declared effective by the SEC at that time, to register such Registrable Shares, computed, (1)with respect to Shares previously issued, as the number of shares actually issued, and (W) with respect to Shares not yet issued, utilizing the Conversion Price, or (X) if such Registration Statement has been declared effective by the SEC at that time, file with the SEC an additional Registration Statement on Form S-3 or other appropriate registration statement form (an "Additional Registration Statement") to register the shares of Common Stock represented by the Registrable Shares, computed as contemplated by the immediately preceding subparagraph
                        (i), that exceed the aggregate number of shares of Common Stock already registered. The Company will use its reasonable best efforts to cause such Registration Statement to be declared effective on a date (each, an "Increased Required Effective Date") which is no later than (Q) with respect to a Registration Statement under clause (V) of this subparagraph (ii), the Initial Required Effective Date and (R) with respect to an Additional Registration Statement, the earlier of (I) five (5) days after notice by the SEC that it may be declared effective or (II) thirty (30) days after the Increased Registered Shares Date.

            (b) Payments by the Company.

                (i) If the Registration Statement covering the Registrable Securities is not filed with the SEC by the Required Filing Date in the proper form required by this Agreement, the Company will make payment to the Initial Investor in such amounts and at such times as shall be determined pursuant to this Section 2(b).

                (ii) If the Registration Statement covering the Registrable Securities is not effective by the relevant Required Effective Date or if the Investor is restricted from making sales of Registrable Securities covered by a previously effective Registration Statement at any time (the date such restriction commences, a "Restricted Sale Date") after the Effective Date other than during a Permitted Suspension Period (as defined below), then the Company will make payments to the Initial Investor in such amounts and at such times as shall be determined pursuant to this Section 2(b).

                (iii) The amount (the "Periodic Amount") to be paid by the Company to the Initial Investor shall be determined as of each Computation Date (as defined below) and such amount shall be equal to the Periodic Amount
Percentage  (as defined  below) of the  principal  for all the  Debentures  (the
"Debenture Principal") for the period from the date following the relevant Required Filing Date, Required Effective Date or Restricted Sale Date, as the case may be, to the first relevant Computation Date, and thereafter to each subsequent Computation Date. The "Periodic Amount Percentage" means (A) two percent (2%) of the Debenture Principal for all Debentures for the period from the date following the relevant Required Filing Date, Required Effective Date or Restricted Sale Date, as the case may be, to the first relevant Computation Date, and (B) three percent (3%) of such Debenture Principal of all Debentures to each Computation Date thereafter. Anything in the preceding provisions of this paragraph (iii) to the contrary notwithstanding, after the Effective Date the Debenture Principal shall be deemed to refer to the sum of (X) the principal of all Debentures not yet converted and (Y) the Held Debentures Value (as defined below). The "Held Debentures Value" means, for shares acquired by the Investor upon a conversion within the thirty (30) days preceding the Restricted Sale Date, but not yet sold by the Investor, the principal of the Debentures converted into such Conversion Shares; provided, however, that if the Investor effected more than one conversion during such thirty (30) day period and sold less than all of such shares, the sold shares shall be deemed to be derived first from the conversions in the sequence of such conversions (that is, for example, until the number of shares from the first of such conversions have been sold, all shares shall be deemed to be from the first conversion; thereafter, from the second conversion until all such shares are sold). By way of illustration and not in limitation of the foregoing, if the Registration Statement is timely filed but is not declared effective until one hundred sixty-five (165) days after the Initial Closing Date, the Periodic Amount will aggregate eight percent (8%) of the Debenture Principal (2% for days 91-120, plus 3% for days 121-150, plus 3% for days 151-165).

                (iv) Each Periodic Amount will be payable by the Company in cash or other immediately available funds to the Investor monthly, without requiring demand therefor by the Investor.

                (v) The parties acknowledge that the damages which may be incurred by the Investor if the Registration Statement is not filed by the Required Filing Date or if the Registration Statement has not been declared effective by a Required Effective Date, including if the right to sell Registrable Securities under a previously effective Registration Statement is suspended, may be difficult to ascertain. The parties agree that the Periodic Amounts represent a reasonable estimate on the part of the parties, as of the date of this Agreement, of the amount of such damages.

                (vi) Notwithstanding the foregoing, the amounts payable by the Company pursuant to this provision shall not be payable to the extent any delay in the effectiveness of the Registration Statement occurs because of an act of, or a failure to act or to act timely by the Initial Investor or its counsel, or in the event all of the Registrable Securities may be sold pursuant to Rule 144 or another available exemption under the Act.

                (vii) "Computation Date" means (A) the date which is the earlier of (1) thirty (30) days after the Required Filing Date, any relevant Required Effective Date or a

Restricted Sale Date, as the case may be, or (2) the date after the Required Filing Date, such Required Effective Date or Restricted Sale Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b)(i) hereof) or is declared effective or has its restrictions removed (with respect to payments due as contemplated by Section 2(b)(ii) hereof), as the case may be, and (B) each date which is the earlier of (1) thirty (30) days after the previous Computation Date or (2) the date after the previous Computation Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b)(i) hereof) or is declared effective or has its restrictions removed (with respect to payments due as contemplated by Section 2(b)(ii) hereof), as the case may be.

                (viii)  Anything in the  preceding  provisions  of this  Section
2(b) to the contrary notwithstanding, if, but only if, the Registration Statement is declared effective within one hundred twenty (120) days following the Initial Closing Date, the provisions of Section 2(b)(ii) shall not apply to the fact that the Registration Statement was initially declared effective after the Initial Required Effective Date, and the Company will not have any obligation to pay any Periodic Amount to the Initial Investor with respect thereto; provided, however, that the provisions of Section 2(b)(ii) shall continue to apply to all other events described therein.

            3. Obligations of the Company. In connection with the registration of the Registrable Securities, the Company shall do each of the following.

            (a) Prepare promptly, and file with the SEC by the Required Filing Date a Registration Statement with respect to not less than the number of Registrable Securities provided in Section 2(a) above, and thereafter use its reasonable best efforts to cause such Registration Statement relating to Registrable Securities to become effective by the Required Effective Date and keep the Registration Statement effective at all times during the period (the "Registration Period") continuing until the earliest of (i) the date that is two
(2) years after the last day of the calendar month following the month in which the Effective Date occurs, (ii) the date when the Investors may sell all Registrable Securities under Rule 144 without volume or other restrictions or limits or (iii) the date the Investors no longer own any of the Registrable Securities, which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

            (b) Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during the Registration Period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement;

            (c)  Permit a  single  firm of  counsel  designated  by the  Initial
Investors to review the Registration Statement and all amendments and supplements thereto a reasonable period of time (but not less than three (3) business days) prior to their filing with the SEC, and not file any document in a form to which such counsel reasonably objects.

            (d) Notify each Investor, such Investor's legal counsel identified to the Company (which, until further notice, shall be deemed to be Krieger & Prager LLP, ATTN: Samuel Krieger, Esq.; each, an "Investor's Counsel"), and any managing underwriters immediately (and, in the case of (i)(A) below, not less than five (5) days prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) business day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) whenever the SEC notifies the Company whether there will be a "review" of such Registration Statement; (C) whenever the Company receives (or a representative of the Company receives on its behalf) any oral or written comments from the SEC in respect of a Registration Statement (copies or, in the case of oral comments, summaries of such comments shall be promptly furnished by the Company to the Investors); and (D) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (iv) if at any time any of the representations or warranties of the Company contained in any agreement (including any underwriting agreement) contemplated hereby ceases to be true and correct in all material respects; (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (vi) of the occurrence of any event that to the best knowledge of the Company makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such material change, untrue statement or omission is not properly and timely disclosed in a document incorporated into the Registration Statement or Prospectus.

            (e) Furnish to each Investor and such Investor's Counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one (1) copy of the Registration Statement, each preliminary prospectus and prospectus, and each amendment or supplement thereto, and (ii) such number of copies of a prospectus, and all amendments and supplements thereto and such other documents, as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor;

            (f) As promptly as practicable after becoming aware thereof, notify each Investor of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement or other appropriate filing with the SEC to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to each Investor as such Investor may reasonably request;

            (g) As promptly as practicable after becoming aware thereof, notify each Investor who holds Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of a Notice of Effectiveness or any notice of effectiveness or any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time;

            (h) Notwithstanding the foregoing, if at any time or from time to time after the date of effectiveness of the Registration Statement, the Company notifies the Investors in writing of the existence of a Potential Material Event, the Investors shall not offer or sell any Registrable Securities, or engage in any other transaction involving or relating to the Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until such Investor receives written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event; provided, however, that the Company may not so suspend the right to such holders of Registrable Securities during the periods the Registration Statement is required to be in effect other than during a Permitted Suspension Period. The term "Permitted Suspension
Period" means one or more suspension periods during any consecutive 12-month period which suspension periods, in the aggregate, do not exceed fifty (50) days, provided, however, that no one such suspension period shall either (i) be for more than twenty (20) days or (ii) begin less than ten (10) business days after the last day of the preceding suspension (whether or not such last day was during or after a Permitted Suspension Period).

            (i) Use its reasonable efforts to secure and maintain the designation of all the Registrable Securities covered by the Registration Statement on the "OTC SmallCap Market" of the National Association of Securities Dealers Automated Quotations System ("NASDAQ") within the meaning of Rule I 1 Aa2-1 of the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the quotation of the Registrable Securities on The NASDAQ Bulletin Board Market; and, without limiting the generality of the foregoing, to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. ("NASD") as such with respect to such Registrable Securities;

            (j) Provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement;

            (k) Cooperate with the Investors to facilitate the timely preparation and delivery of certificates for the Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates for the Registrable Securities to be in such denominations or amounts as the case may be, as the Investors may reasonably request, and, within three (3) business days after a Registration Statement which includes Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel selected by the Company to deliver, to the transfer agent for the
Registrable   Securities  (with  copies  to  the

Investors whose Registrable Securities are included in such Registration Statement) an appropriate instruction and opinion of such counsel; and

            (l) Take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of the Registrable Securities pursuant to the Registration Statement.

            4. Obligations of the Investors. In connection with the registration
of  the  Registrable   Securities,   the  Investors  shall  have  the  following
obligations:

            (a) It shall be a  condition  precedent  to the  obligations  of the
Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least ten (10) days prior to the first anticipated filing date of the Registration Statement, the Company shall notify each Investor of the information the Company requires from each such Investor (the "Requested Information") if such Investor elects to have any of such Investor's Registrable Securities included in the Registration Statement. If at least two (2) business days prior to the filing date the Company has not received the Requested Information from an Investor (a "Non-Responsive Investor"), then the Company may file the Registration Statement without including Registrable Securities of such Non-Responsive Investor;

            (b) Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from the Registration Statement; and

            (c) Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(e) or 3(f), above, such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such
Registrable Securities and will not engage in any other transactions in the Company's securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(e) or 3(f) and, if so directed by the Company, such Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in such Investor's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. Each Investor also agrees to maintain the confidentiality of the information in such notice referred to in the first sentence of this subparagraph (c).

            5. Expenses of Registration. (a) All reasonable expenses (other than underwriting discounts and commissions of the Investor) incurred in connection with registrations, filings or qualifications pursuant to Section 3, but including, without limitation, all registration, listing, and qualifications fees, printers and accounting fees, the fees and disbursements of counsel for the Company shall be borne by the Company. In addition, a fee for a single counsel to review the Registration Statement on behalf of the Investors equal to, in the aggregate for all Investors, $3,500, shall be borne by the Company.

            (b) Neither the Company nor any of its subsidiaries has, as of the date hereof, nor shall the Company nor any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Investors in this Agreement or otherwise conflicts with the provisions hereof. Neither the Company nor any of its subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person other than Open-i. Without limiting the generality of the foregoing, without the written consent of the Investors holding a majority of the Registrable Securities, the Company shall not grant to any person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted are subject in all respects to the prior rights in full of the Investors set forth herein, and are not otherwise in conflict or inconsistent with the provisions of this Agreement and the other Transaction Agreements.

            6. Indemnification. In the event any Registrable Securities are included in a Registration Statement under this Agreement:

            (a) To the extent  permitted by law, the Company will  indemnify and hold harmless each Investor who holds such Registrable Securities, the directors, if any, of such Investor, the officers, if any, of such Investor, each person, if any, who controls any Investor within the meaning of the Securities Act or the Exchange Act (each, an "Indemnified Person" or "Indemnified Party"), against any losses, claims, damages, liabilities or expenses (joint or several) incurred (collectively, "Claims") to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any of the following statements, omissions or violations in the Registration Statement, or any post-effective amendment thereof, or any prospectus included therein: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law (the matters in the foregoing clauses (i) through (iii) being, collectively, "Violations"). Subject to clause (b) of this Section 6, the Company shall reimburse the Investors, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a) shall not (I) apply to a Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(c) hereof; (II) be available to the extent such Claim is based on a failure of the Investor to deliver or cause to be delivered the prospectus (or the amendment or supplement thereto) made available by the Company; (III) be available to the extent such Claim is based on a breach of the Investor's breach of Section 4(c) hereof; or (IV) apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Each Investor will indemnify the Company and its officers, directors and agents (each, an "Indemnified Person" or "Indemnified Party") against any claims arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company, by or on behalf of such Investor, expressly for use in connection with the preparation of the Registration Statement or the amendment or supplement thereto, subject to such limitations and conditions as are applicable to the Indemnification provided by the Company to this Section 6. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

            (b) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case maybe. In case any such action is brought against any Indemnified Person or Indemnified Party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, assume the defense thereof, subject to the provisions herein stated and after notice from the indemnifying party to such Indemnified Person or Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified Person or Indemnified Party under this Section 6 for any legal or other reasonable out-of-pocket expenses subsequently incurred by such Indemnified Person or Indemnified Party in connection with the defense thereof other than reasonable costs of investigation, unless the indemnifying party shall not pursue the action of its final conclusion. The Indemnified Person or Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and reasonable out-of-pocket expenses of such counsel shall not be at the expense of the indemnifying party if the indemnifying party has assumed the defense of the action with counsel reasonably satisfactory to the Indemnified Person or Indemnified Party. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

            7. Contribution. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that (a) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6; (b) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation; and (c) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

            8. Reports under Exchange Act. With a view to making available to the Investors the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration ("Rule 144"), the Company agrees to:

            (a) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act, or, if the provisions of Rule 144(c)(2) are applicable, ensure that the standards contemplated by Rule 144(c) to permit sales by the Investors under said Rule 144 are satisfied at all times; and

            (b)  furnish  to  each  Investor  so  long  as  such  Investor  owns
Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

            9. Assignment of the Registration Rights. The rights to have the Company register Registrable Securities pursuant to this Agreement shall be automatically assigned by the Investors to any transferee of the Registrable Securities (or all or any portion of any unconverted Debentures or unexercised Warrant) only if: (a) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (b) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (i) the name and address of such transferee or assignee and
(ii) the securities with respect to which such registration rights are being transferred or assigned, (c) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and applicable state securities laws, and
(d) at or before the time the Company received the written notice contemplated by clause (b) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein. In the event of any delay in filing or effectiveness of the Registration Statement as a result of such assignment, the Company shall not be liable for any damages arising from such delay, or the payments set forth in Section 2(b) hereof arising from such delay.

            10.  Amendment  of  Registration   Rights.  Any  provision  of  this
Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors who hold a sixty-seven (67%) percent interest of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company.

            11. Termination. This Agreement shall terminate on the date all Registrable Securities cease to exist; but without prejudice to (i) the parties' rights and obligations arising from breaches of this Agreement occurring prior to such termination and (ii) other indemnification obligations under this Agreement.

            12. Miscellaneous.

            (a) Notices required or permitted to be given hereunder shall be given in the manner contemplated by the Securities Purchase Agreement, (i) if to the Company or to the Initial Investor, to their respective address contemplated by the Securities Purchase Agreement, and (iii) if to any other Investor, at such address as such Investor shall have provided in writing to the Company, or at such other address as each such party furnishes by notice given in accordance with this Section 12(a).

            (b) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

            (c) This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of Wilmington or the state courts of the State of Delaware sitting in the City of Wilmington in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Investor for any reasonable legal fees and disbursements incurred by the Investor in enforcement of or protection of any of its rights under this Agreement.

            (d) If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

            (e) Subject to the requirements of Section 9 hereof, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

            (f) All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

            (g) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning thereof.

            (h) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by telephone line facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

            (i) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof. This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

            (j) Fahnestock & Co., Inc. and Krieger & Prager LLP and their respective designees with respect to the securities referred to in Exhibit I shall be deemed third-party beneficiaries of Section 2(a).

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                    COMPANY:
                                    SIGA PHARMACEUTICALS, INC.



                                    By: /s/ Judson Cooper
                                        --------------------------------
                                    Name:  Judson Cooper
                                    Title:  Chairman


                                    INITIAL INVESTOR:

                                    Donald G. Drapkin
                                    ------------------------------------



                                    By:  /s/ Donald G.Drapkin
                                         -------------------------------
                                    Name:  Donald G. Drapkin
                                    Title:________________________________

                                                                       Exhibit I


                                Donald G. Drapkin
                               35 East 62nd Street
                            New York, New York 10021

                                 March 30, 2001


SIGA Technologies, Inc.
420 Lexington Avenue, Suite 620
New York, New York 10170

Gabriel M. Cerrone
265 East 66th Street, Suite 16G
New York, New York  10021

Thomas E. Constance
c/o Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York  10022

Eric A. Rose, M.D.
112 East 78th Street
New York, New York  10021

Judson A. Cooper
c/o SIGA Technologies, Inc.
420 Lexington Avenue, Suite 620
New York, New York  10170

Joshua D. Schein, Ph.D.
c/o SIGA Technologies, Inc.
420 Lexington Avenue, Suite 620
New York, New York  10170

      Re:   SIGA Technologies, Inc. ("SIGA").
            --------------------------------

Gentlemen:

            This letter is to confirm the understanding (the "Agreement") among Donald G. Drapkin ("Drapkin"), SIGA, Gabriel M. Cerrone ("Cerrone"), Thomas E. Constance ("Constance"), Eric A. Rose, M.D. ("Rose"), Judson A. Cooper ("Cooper") and Joshua D. Schein, Ph.D. ("Schein" and, together with Drapkin, SIGA, Cerrone, Constance, Rose and Cooper, the "Parties"), with respect to certain matters relating to SIGA.

      1. Resignations. On or before April 16, 2001 or such other date as is consented to by Drapkin (the "Effective Date"), each of Cooper and Schein shall
(i) resign from the Board of Directors of SIGA (the "Board") and from any and all offices held with SIGA and (ii) use his best efforts to cause each of the Resigning Directors (as defined below) to resign from the Board and from any and all offices held with SIGA by each such Resigning Director, in each case, at no cost to SIGA. "Resigning Director" shall mean each member of the Board other than Schein and Cooper; provided, however, that the "Resigning Directors" shall not be construed to include Drapkin or any of his designees.

      2. Appointments. Cooper and Schein shall use their best efforts to cause Drapkin and his designees to be elected to the Board.

      3. Termination of Employment Agreements. (a) On the Effective Date, each of Cooper and Schein shall cause any agreement or other arrangement relating to their respective employment by SIGA, including, without limitation, the respective Amended and Restated Employment Agreements between SIGA and each of Cooper and Schein, dated as of October 6, 2000, to be immediately terminated voluntarily and at no cost to SIGA, pursuant to the respective Separation Agreement between each such Party and SIGA of even date herewith (the "Separation Agreements"), other than costs expressly provided for in this Agreement.

            (b) At Drapkin's request, on or after the Effective Date, each of Cooper and Schein shall cause any consulting agreements or other arrangements between SIGA and any entity controlled by Cooper or Schein, including, without limitation, Prism Ventures LLC, to be immediately terminated at no cost to SIGA.

            (c) On the Effective Date, SIGA shall enter into Mutual Releases with each of Cooper and Schein and with each Resigning Director, in the form attached hereto as Exhibit A.

      4. Cooperation. (a) From the period commencing on the Effective Date and terminating on the first anniversary thereof, each of Cooper and Schein shall cooperate with SIGA, if and as reasonably requested by SIGA, to effect a transition of their respective responsibilities and to ensure that their respective successors and SIGA are aware of all matters that had been handled by such Party. Such cooperation by each of Cooper and Schein shall include, without limitation, performing up to ten hours per month of consulting services to SIGA if and as reasonably requested by SIGA. After receiving an invoice therefor, SIGA shall pay such Party $175 per hour consulting work actually performed pursuant to, and within the scope of, a request for such services made by the Chief Executive Officer of SIGA.

            (b) Following the Effective Date, each of Cooper and Schein shall, upon reasonable notice, furnish such information and assistance to SIGA as may reasonably be required by SIGA in connection with any legal action, suit, proceeding, claim, complaint, dispute or investigation, whether at law, in equity, in arbitration or before the government of any nation, state, city, locality or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and including any external or internal investigation, involving SIGA or any of its affiliates or in which any of them is, or may become, a party.

      5. Books and Records. On the Effective Date, each of Cooper and Schein shall turn over, and shall cause SIGA to turn over, to Drapkin or Drapkin's designee, all books and records of SIGA.

      6. Lock-Up. (a) Each of Cooper and Schein shall not, and shall cause its respective affiliates to not, directly or indirectly, offer, sell, pledge, hypothecate, contract to sell, acquire any option to sell, grant any option to purchase, short or otherwise dispose of (or announce any offer, sale, contract of sale or other disposition of) (collectively, "Transfer") any shares acquired either prior to April 16, 2001 or pursuant to grants or vesting of either stock options or restricted stock thereafter, or any interest acquired either prior to April 16, 2001 or pursuant to grants or vesting of either stock options or restricted stock thereafter in any shares, of common stock, par value $.0001 per share ("Common Stock"), other capital stock of SIGA or any Convertibles (as defined below), during the period commencing on the date hereof and ending on April 16, 2003 (the "Lock-Up Period"), except that each of Cooper and Schein shall, notwithstanding the above restrictions, be entitled to Transfer (i) any such securities pursuant to a pledge or hypothecation to the extent necessary to margin them in a brokerage account (a "Permitted Pledge"), (ii) 250,000 in the case of Schein, or 220,500 in the case of Cooper, shares of Common Stock on or after October 16, 2001 and (iii) an additional 125,000 shares of Common Stock on or after each of April 16, 2002, July 16, 2002, October 16, 2002 and January 16, 2003; provided that, in any event, such Party shall not Transfer in any one day more than the greater of (x) 10,000 shares of Common Stock and (y) a number of shares of Common Stock equal to 5% of the total volume of shares of Common Stock traded on the open market on such day. Notwithstanding Cooper's relationship with his children, they shall not be deemed an "affiliate" of Cooper for purposes of this Agreement.

            (b) Subject to the conditions contained in Section 13 hereof, Each of Drapkin, Cerrone, Constance and Rose shall not, and shall cause its respective affiliates to not Transfer any shares acquired either prior to April 16, 2001 or pursuant to grants or vesting of either stock options or restricted stock thereafter, or any interest acquired either prior to April 16, 2001 or pursuant to grants or vesting of either stock options or restricted stock thereafter in any shares, of Common Stock, other capital stock of SIGA or any Convertibles, during the Lock-Up Period, except that each of Drapkin, Cerrone, Constance and Rose shall, notwithstanding the above restrictions, be entitled to Transfer (i) any such securities pursuant to a Permitted Pledge, (ii) on or after October 16, 2001, 24.2% of the securities "beneficially owned" (as defined below) by such person as of October 16, 2001 which remain subject to such restrictions, (iii) on or after April 16, 2002, 16.0% of the securities beneficially owned by such person as of April 16, 2002 which remain subject to such restrictions, (iv) on or after July 16, 2002, 19.0% of the securities beneficially owned by such person as of July 16, 2002 which remain subject to such restrictions, (v) on or after October 16, 2002, 23.5% of the securities beneficially owned by such person as of October 16, 2002 which remain subject to such restrictions and (vi) on or after January 16, 2003, 30.7% of the securities beneficially owned by such person as of January 16, 2003 which remain subject to such restrictions; provided that, in any event, such Party shall not Transfer in any one day more than the greater of (x) 10,000 shares of Common Stock and (y) a number of shares of Common Stock equal to 5% of the total volume of shares of Common Stock traded on the open market on such day. As used in this Agreement, the term beneficially ownership shall have the meaning ascribed to it in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, except that, for purposes hereof: (A) all Common Stock issuable upon conversion or exercise of Convertibles shall be deemed "beneficially owned," notwithstanding any limitation on the conversion or exercise thereof based on the amount of securities beneficially owned by the holder thereof; and (B) the 11,750 shares of Common Stock owned by the Drapkin Family Charity Foundation (the "Charity") shall not be deemed beneficially owned by Drapkin. Furthermore, notwithstanding Drapkin's relationship with the Charity, the Charity shall not be deemed an "affiliate" of Drapkin for purposes of this Agreement.

            (c) At any time or times, at Drapkin's option, the provisions of Subsections 6(a) and 6(b) (the "Lock-Up") may be (i) terminated as a whole and rendered null and void; or (ii) modified so that the number of shares of Common Stock that each Party is allowed to Transfer shall be increased, pro rata in accordance with their respective beneficial ownership of Common Stock, by such amount as Drapkin shall decide in his sole discretion. Any such termination or modification of the Lock-Up shall be effective on and after the date specified in a notice from Drapkin to each other Party, which notice is sent no fewer than five days prior to such termination or modification of the Lock-Up. In the case of any modification of the Lock-Up in accordance with clause (ii) of the first sentence of this Subsection 6(c), Drapkin shall state the amount of such modification in the notice thereof required by the immediately preceding sentence.

            (d) If a Party or an affiliate of such Party consummates any Transfer in violation of Subsection 6(a) or 6(b), such Party shall immediately pay to SIGA an amount of liquidated damages equal to the gross sales price of such securities or interest.

            (e) No Party shall hold any shares of Common Stock, Convertibles or other capital stock of SIGA through any broker that has not agreed to send copies of all confirmations with respect to such securities to SIGA. SIGA shall keep records of all such confirmations received, and each Party shall have the right, upon at least five days prior written notice to SIGA, to inspect such records during SIGA's regular business hours, at SIGA's offices, at such inspecting Party's expense; provided, however, that no Party may exercise such inspection right more than once in any period of 90 consecutive calendar days. Upon at least ten days prior written notice from any Party (in such capacity the "Inspector") to any Party other than SIGA (in such capacity the "Inspected"), the Inspected shall provide the Inspector with copies of the Inspected's two most recent monthly statements for each of such Inspected's securities accounts that contains Common Stock, Convertibles or other capital stock of SIGA, which copies may be redacted so long as the information relating to holdings of, and transactions in, any such SIGA securities subject to the Lock-Up are visible; provided, however, that no Inspector may exercise such inspection right more than once in any period of 180 consecutive calendar days with respect to the same Inspected. No Party shall give SIGA's transfer agent stop transfer instructions solely on account of the Lock-Up; provided that such stop transfer instructions may be given with respect to any shares held by a Party that has breached this Section 6, including without limitation, any shares held in violation of the first sentence of this Subsection 6(e). The provisions of this Subsection 6(e) shall terminate 90 days after the end of the Lock-Up Period.

            (f) On the Effective Date, Cooper and Schein shall grant to Drapkin an irrevocable proxy for the duration of the Lock-Up Period, in substantially the form attached hereto as Exhibit B, with respect to all shares of capital stock of SIGA held by such Party.

      7. Representations and Warranties. Each of Cooper and Schein hereby represents and warrants, as of the date hereof and as of the Effective Date, each of the following:

            (a) Since December 15, 2000, SIGA has taken no action for which approval of the Board was required nor has the Board approved any action, except for (i) the execution and delivery of and performance under this Agreement and (ii) filing a Registration Statement on Form S-8 registering Common Stock issued in connection with the Plan (as defined below), which actions have been duly authorized by the Board.

            (b) Since December 15, 2000, no options or other rights to purchase securities of SIGA have vested or otherwise become exercisable nor have the provisions of any such options or other rights been amended or modified, except
(i) the vesting pursuant to the original terms thereof of options to purchase Common Stock held by each of Thomas Konatich and David Kaufman, to the extent of 12,500 shares each, (ii) the vesting pursuant to the original terms thereof of options to purchase 25,000 shares of Common Stock held by Dennis Hruby and (iii) as expressly provided in this Agreement.

            (c)   SIGA  has  no  contingent   liabilities  (whether  known  or
unknown).

            (d) Except as set forth on Schedule 7(d) hereto, SIGA is neither contemplating, nor is obligated to engage in, any transaction or transactions whereby SIGA would pay or receive compensation (in any form) that could reasonably be valued at $5,000 or more individually or $20,000 or more in the aggregate. Except for transactions pursuant to Sections 8 and 9 of this Agreement, as of the date hereof and as of the Effective Date, SIGA has not and will not have consummated, nor does or will SIGA have any binding obligation with respect to, is SIGA or will SIGA be obligated to incur any cost for failing to consummate, any transaction described on Schedule 7(d).

            (e) Except as set forth on Schedule 7(e) hereto, there are no: (i) outstanding options, warrants or other rights to acquire Common Stock; (ii) securities convertible into or exchangeable for Common Stock; nor (iii) any rights (contingent or otherwise) to acquire, directly or indirectly, any of (i) or (ii), above ((i), (ii) and (iii), above, are referred to collectively as "Convertibles"). Schedule 7(e) sets forth, for each Convertible, all vesting and expiration dates and the number of shares of Common Stock subject thereto.

            (f) Except as set forth on Schedule 7(f), no spouse or child of either Cooper or Schein owns any Common Stock, Convertibles or other securities of SIGA.

            (g) Neither Cooper nor Schein beneficially owns any Common Stock, Convertibles or other securities of SIGA except as set forth on Schedule 7(g).

            (h) Except as set forth on Schedule 7(h), SIGA is not party to any agreements or other arrangements or any amendments, renewals or other modifications thereof relating to the employment by SIGA of any person other than Cooper and Schein.

            (i) The exercise price applicable to the Unvested Options (as defined below) is $1.125 per share of Common Stock. The Expiring Options (as defined below) were issued in three equal tranches, and the respective exercise prices applicable to each tranche of the Expiring Options are $1.50, $5.00 and $4.00 per share of Common Stock.

            (j) Other than the Common Stock, SIGA does not have any other classes of voting securities outstanding.

            (k) Except as expressly provided in this Agreement or disclosed in SIGA's public filings under the Securities Exchange Act of 1934, as amended, up to and including SIGA's proxy statement filed September 28, 2000, as of the date hereof and as of the Effective Date, none of the terms of any of the Resigning Directors' stock options, restricted stock or other awards, whether granted under the Plan or otherwise, have been modified, nor have any agreements or arrangements been entered into to so modify them.

            (l) The modifications to the terms of the Unvested Options and the Expiring Options pursuant to Section 8 hereof is permissible under the Plan.

The representations and warranties contained in this Section 7 shall survive until April 16, 2003.

      8. Adjustments to Certain Options. Subject to the conditions of Section 13 hereof: (i) SIGA shall cause any employee stock options held by Cooper and Schein that are scheduled to vest on November 1, 2001, to the extent of options to purchase up to 37,500 shares of Common Stock each (the "Unvested Options"), to instead vest on the Effective Date; and (ii) SIGA shall cause any employee stock options held by Cooper and Schein, that would expire within 90 days of such Party's termination, to the extent of options to purchase up to 50,001 shares of Common Stock each (the "Expiring Options"), to remain exercisable until such options would otherwise expire in accordance with their terms.

      9. Fees of Counsel. SIGA shall pay for Cooper and Schein's reasonable attorneys' fees and disbursements, of no more than $20,000 in the aggregate, in connection with this Agreement upon an accounting therefor. SIGA shall pay for Drapkin's reasonable attorneys' fees and disbursements in connection with this Agreement upon an accounting therefor.

      10. Mutual Release. (a) Drapkin, on behalf of himself and each of his predecessors, successors, heirs, executors, administrators, assigns ("Drapkin Releasor") hereby releases, remises and forever discharges each of Cooper, Schein and the members of the current Board of Directors of SIGA, together with each and all of their respective predecessors, successors, heirs, executors, administrators, assigns ("Drapkin Releasees") from the Released Claims (as defined below). "Released Claims" means all actions, causes of action, suits, debts, dues, sums of money, accounts, controversies, agreements, promises, variances, trespasses, damages, judgments, abstracts of judgments, liens, extents, executions, claims and demands whatsoever, in law, admiralty or equity (collectively, "Claims"), which the Releasor ever had, now has or hereafter can, shall or may have against any or all of the Releasees, for, upon or by reason of any matter, cause or thing whatsoever regarding SIGA or Drapkin's investment in SIGA from the beginning of the world to the day of the date of this Agreement, except for (i) Claims arising out of or related to this Agreement and (ii) Claims arising out of or resulting from any Drapkin Releasee's fraud or intentional misconduct. Drapkin Releasor further covenants and agrees not to bring suit against the Drapkin Releasees for any Released Claims.

            (b) Each of Cooper and Schein, on behalf of themselves, each other and the members of the current Board of Directors of SIGA, in each case together with each and all of their respective predecessors, successors, heirs, executors, administrators, assigns (collectively, the "Insider Releasors") hereby releases, remises and forever discharges Drapkin, together with each and all of his predecessors, successors, heirs, executors, administrators and assigns ("Insider

Releasees") from all Claims which any Insider Releasor ever had, now has or hereafter can, shall or may have against any or all of the Insider Releasees, for, upon or by reason of any matter, cause or thing whatsoever regarding SIGA or Drapkin's investment in SIGA from the beginning of the world to the day of the date of this Agreement, except for (i) Claims arising out of or related to this Agreement and (ii) Claims arising out of or resulting from any Insider Releasee's fraud or intentional misconduct. Each Insider Releasor further covenants and agrees not to bring suit against any Insider Releasees for any Released Claims.

      11. Registration. Subject to any suspension or black-out periods that are applicable generally to SIGA's securities that are registered under the Securities Act of 1933, as amended (the "Securities Act"), SIGA shall use its best efforts to have its Registration Statement on Form S-8 registering Common Stock issued in connection with SIGA's employee stock incentive plan (the "Plan") remain effective with respect to each option issued to Cooper and Schein under the Plan until the earlier of (i) the later of (A) the date of expiration of such option and (B) the one year anniversary of the last date on which any portion of such option is actually exercised and (ii) the one year anniversary of the date on which such option or any remaining portion of such option has been exercised in full. If SIGA fails to comply with the provisions of this
Section 11, lost profits sustained by Cooper or Schein shall be deemed ordinary damages, to the extent proven to be caused by SIGA's breach of this Section 11.

      12. Insurance and Indemnification. Except as otherwise provided herein:

            (a) SIGA shall use its best efforts to provide each of Cooper and Schein with the same health insurance benefits that SIGA currently provides such Party until the earlier of (i) such Party's obtaining employment by an entity other than SIGA and (ii) April 16, 2003.

            (b) SIGA shall use its best efforts to maintain Directors and Officers insurance at least as protective as its current policy.

            (c) SIGA shall indemnify, in accordance with and to the full extent permitted by law, Cooper, Schein and any Resigning Director (each an "Indemnified Party") that is a party or is threatened to be made a party to any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of Indemnified Party's acting as a director of SIGA, against any liability or expense actually and reasonably incurred by such Indemnified Party in respect thereof; provided, however, that, SIGA shall not be obligated to indemnify any such Indemnified Party (i) with respect to proceedings, claims or actions initiated or brought voluntarily by such Indemnified Party and not by way of defense, (ii) for any amounts paid in settlement of an action effected without the prior written consent of SIGA to such settlement or (iii) with respect to proceedings, claims or actions based upon or attributable to such Indemnified Party gaining in fact a personal profit or advantage to which such Indemnified Party is not entitled, (iv) with respect to proceedings, claims or actions resulting from such Indemnified Party's gross negligence or willful misconduct or (v) with respect to proceedings, claims or actions, the indemnification in respect of which by SIGA is not permitted by applicable law ((i) through (v) are collectively referred to herein as the "Indemnification Exclusions").

            (d) If any Indemnified Party receives notice with respect to any matter that may give rise to a claim for indemnification under Subsection 12(c), then such Indemnified Party shall promptly thereafter (and in any event within ten days of receipt of notice of such matter) notify SIGA, describing the nature of the claim and stating that indemnification may be sought with respect to such matter. The Indemnified Party shall cooperate with SIGA to familiarize SIGA with the nature of the claim, including providing copies of all information and materials relating to the claim. SIGA shall be entitled to assume the defense of any matter for which indemnification is sought in accordance with Subsection 12(c); provided, however, that SIGA shall pay the reasonable fees and expenses of separate counsel retained by the Indemnified Party if SIGA's counsel determines, in its sole discretion, that there is a conflict of interest. In the event that SIGA does not assume the defense of the matter, then the Indemnified Party shall be entitled to defend against the matter; provided that the assumption of the defense of the matter by the Indemnified Party shall not prejudice the right of SIGA to later assume the defense of the matter (and as long as such assumption would not reasonably be expected to have a material adverse impact on the conduct of the defense of the matter). In the event that SIGA incurs expenses of any kind (including, without limitation, legal fees and disbursements) in defending, or in reimbursing the defense of, any Indemnified Party from, or in satisfaction or settlement of, any proceeding, claim or action, and it is ever determined that any of the Indemnification Exclusions apply, then such Indemnified Party shall immediately reimburse SIGA for all such expenses, together with interest thereon at prevailing rates.

      13. Certain Conditions. The rights of Cooper and Schein under this Agreement, including, without limitation, (i) the release of Cooper and Schein by Drapkin contained in Section 10 hereof, (ii) SIGA's obligation to pay the fees for counsel to Cooper and Schein contained in Section 9 hereof, (iii) the adjustments to certain options held by Cooper and Schein, pursuant to Section 8 hereof, (iv) the right of Cooper and Schein to Transfer certain securities during the Lock-Up Period, as provided in Subsection 6(a) hereof, and (v) Drapkin's, Cerrone's, Constance's and Rose's respective obligations regarding restrictions on Transfer of certain securities during the Lock-Up Period, as provided in Subsection 6(b), are all subject to the following conditions:

            (a)   Drapkin and his designees shall be elected to the Board;

            (b) Cooper, Schein and each Resigning Director shall resign from the Board and from any and all offices held by such Resigning Director with SIGA, in each case, at no cost to SIGA except to the extent expressly provided herein; and

            (c) Any consulting agreements or other arrangements between SIGA and any entity controlled by Cooper or Schein, including, without limitation, Prism Ventures LLC, that Drapkin requests to be terminated shall be terminated at no cost to SIGA.

      14. Securityholdings of Drapkin, Cerrone, Constance and Rose. Each of Drapkin, Cerrone, Constance nor Rose represents and warrants that, except as set forth on Schedule 14, such Party does not beneficially own any Common Stock, Convertibles or other securities of SIGA, excluding any such securities with respect to which such Party may be deemed the beneficial owner solely as the holder of a proxy with respect thereto.

      15. Schedule 14f-1. Cooper, Schein and SIGA shall cause a Schedule 14f-1 Information Statement regarding the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to Drapkin, to be filed with the Securities and Exchange

Commission and transmitted to the stockholders of SIGA at least 10 days prior to the Effective Date.

      16. Successors and Assigns. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of any Party hereto and any obligations of any Party shall be binding upon the heirs, personal representatives, successors, and assigns of such Party.

            If this reflects your understanding of the Agreement, please sign below and return a copy of this letter to the undersigned.


                                    ---------------------------------
                                    Donald G. Drapkin

Accepted and Agreed to:


SIGA TECHNOLOGIES, INC.


By:  ______________________
    Name:
    Title:


----------------------
Gabriel M. Cerrone


----------------------
Thomas E. Constance


----------------------
Eric A. Rose, M.D.


----------------------
Judson A. Cooper


----------------------
Joshua D. Schein, Ph.D.

                                                                       EXHIBIT A

                                     FORM OF
                                 MUTUAL RELEASE

      THIS MUTUAL RELEASE (this "Mutual Agreement"), made and entered into as of this __ day of April, 2001, by and between SIGA Technologies, Inc., 420 Lexington Avenue, Suite 620, New York, New York 10170, and [Joshua Schein, [INSERT ADDRESS]] [Judson Cooper, [INSERT ADDRESS]] {Jeffrey Rubin {INSERT ADDRESS}}{Eric I. Richman {INSERT ADDRESS}} {Thomas N. Lanier {INSERT ADDRESS}}. As used throughout this Agreement: "Company" refers to SIGA Technologies, Inc., together with its their past and present parents, subsidiaries, and affiliates, and each of their respective past and present officers, directors, agents, employees, successors and assigns, in both their individual and corporate capacities; and "Executive" refers to [Joshua Schein] [Judson Cooper] {Jeffrey Rubin} {Eric I. Richman} {Thomas N. Lanier}, his heirs, executors, administrators, agents, successors, assigns and dependents.

      WHEREAS, Executive is serving [as the [Chief Executive Officer] [Chairman and Executive Vice President] of SIGA Technologies, Inc.] {[[and] as a member of the Board of Directors of SIGA Technologies, Inc.]}; and

      WHEREAS, by mutual agreement between Executive and the Company, Executive has agreed to resign as an employee, officer and director of the Company effective as of the date hereof; and

      WHEREAS, SIGA Technologies, Inc., [Executive,] [{the other(s) of Cooper and/or Schein}] Gabriel M. Cerrone, Thomas E. Constance, Donald G. Drapkin and Eric A. Rose, M.D. have entered into a letter agreement of dated as of March 30, 2001 (the "Restructuring Agreement") that contemplates the execution and delivery of this Agreement.

      NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, the parties hereto agree as follows:

      Section 1    Release of Claims by Executive.

                  (a) Except as necessary to enforce the terms of this Mutual Release, [the Separation Agreement dated as of March 30, 2001 among the parties hereto (the "Separation Agreement"), and the Restructuring Agreement,] and in exchange for and in consideration of the promises, covenants and agreements set forth herein [and therein], Executive hereby releases the Company to the maximum extent permitted by law from any and all manner of claims, demands, causes of action, obligations, damages, or liabilities whatsoever of every kind and nature, at law or in equity, known or unknown, and whether or not discoverable, which Executive has or may have for any period prior to and including the date of his execution of this Mutual Release, including, but not limited to, any claim of defamation, wrongful discharge, breach of contract, claims for unpaid wages, claims arising under or related to [the Employment Agreement (as defined in the Separation Agreement)] {such Executive's service ("Board Service") as a member of the Board of Directors of the Company} and claims of discrimination under the Age Discrimination in

Employment Act of 1967 and all other federal, state and local laws, and any claim for attorneys' fees or costs.

                  (b) Executive represents that he does not have any claim, action or proceeding pending against the Company or which arises out of his [employment by the Company] {Board Service}. Executive represents and warrants that he has not assigned or subrogated any of his rights, claims and causes of action, including any claims referenced in this Agreement, or authorized any other person or entity to assert such claim or claims on his behalf, and he agrees to indemnify and hold harmless the Company against any assignment of said rights, claims and/or causes of action.

                  (c) Executive represents and warrants that[, other than (i) the Employment Agreement, as modified by the Separation Agreement, and (ii) as provided for under the Restructuring Agreement,] Executive is not party to any agreement or arrangement respecting employment by the Company.

      Section 2 Release of Claims by the Company. Except as necessary to enforce the terms of this Mutual Release, [the Separation Agreement and the Restructuring Agreement,] and in exchange for and in consideration of the promises, covenants and agreements set forth herein [and therein], the Company hereby releases Executive to the maximum extent permitted by law from any and all manner of claims, demands, causes of action, obligations, damages, or liabilities whatsoever of every kind and nature, at law or in equity, known or unknown, and whether or not discoverable, arising out of Executive's [employment by the Company] {Board Service} which the Company has or may have for any period prior to and including the date of the execution of this Mutual Release; provided, however, that the Company does not release herein any claims the Company may now or in the future have against Executive for acts of intentional misconduct committed by Executive during Executive's [employment with the Company] {Board Service}.

      Section 3   Acknowledgements.

                  (a) Executive acknowledges that he has read and understands the terms of this Mutual Release and has voluntarily agreed to these terms without coercion or undue persuasion by the Company.

                  (b) Executive acknowledges that he has been advised to consult with an attorney prior to executing this Mutual Release. Executive also acknowledges that he has had an adequate opportunity to review this Mutual Release before its execution.

                  (c) Executive acknowledges that he has been afforded an opportunity to take at least twenty-one (21) days to consider this Mutual Release and has been advised to consult with the attorneys of his choice prior to executing this Mutual Release. Executive further acknowledges that he will have a period of seven (7) calendar days following his execution of this Mutual Release in which to revoke his consent, and that such revocation will be effective only if received in writing by Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, New York, 10022, Attention: David M. Zlotchew, Esq., on or before the expiration of this seven (7) day period. This Mutual Release will not become effective or enforceable until the revocation period has expired.

                  IN WITNESS WHEREOF, the parties hereto have executed this Mutual Release as of the date first written above.


                                       SIGA TECHNOLOGIES, INC.


                                       By:
                                          ------------------------------------




                                       _______________________________________
                                       [Joshua Schein]
                                       [Judson Cooper]
                                       {Jeffrey Rubin}
                                       {Eric I. Richman}
                                       {Thomas N. Lanier}

                                                                       EXHIBIT B
                                     FORM OF
                                IRREVOCABLE PROXY

            The undersigned ("Stockholder"), being the holder of _____ shares of common stock, $.0001 par value per share, of SIGA Technologies, Inc., a Delaware corporation (the "Company") (together with any shares of capital stock of the Company which the undersigned may acquire subsequent to the date hereof, the "Shares"), does hereby irrevocably constitute and appoint Donald G. Drapkin ("Proxyholder") Stockholder's true and lawful attorney, agent and proxy, to vote and otherwise act, or give written consent in lieu thereof, any or all of the Shares on Stockholder's behalf and in Stockholder's name, place and stead, as Stockholder's proxy and representative, and otherwise to exercise all voting rights and to enter into agreements, on Stockholder's behalf, with respect to the Shares in the same manner and to the same extent as if Proxyholder were the sole and absolute owner thereof in Proxyholder's own right; and full power and authority are hereby conferred upon Proxyholder to do all such things within the power of a shareholder as may be incident to the foregoing, including without limitation to attend meetings of the shareholders of the Company or any continuations or adjournments thereof on Stockholder's behalf, with full power of substitution and revocation and with all the powers Stockholder would possess if personally present thereat, or to consent in writing on Stockholder's behalf to any action of the shareholders of the Company.

            Any proxy or proxies heretofore given by the undersigned to any person or persons with respect to the foregoing matters are hereby revoked. This Irrevocable Proxy shall be effective from the date hereof until April 16, 2003 (the "Term"), except as expressly provided below.

            THIS IRREVOCABLE PROXY SHALL BE DEEMED COUPLED WITH AN INTEREST AND IS IRREVOCABLE, AND STOCKHOLDER RETAINS NO RIGHT TO CANCEL, RESCIND, QUALIFY OR MODIFY THIS PROXY IN ANY RESPECT DURING THE TERM.

            This proxy shall remain in full force and effect and be binding upon any donee, transferee or assignee of Stockholder, except to the extent that Stockholder's entire interest in any Shares are transferred in accordance with the terms of the letter agreement dated as of March 30, 2001 among Proxyholder, the Company, Stockholder, Gabriel M. Cerrone, Thomas E. Constance, Eric A. Rose, M.D. and [the other of Cooper or Schein].

Dated as of April 16, 2001

                                    -----------------------------
                                    [Stockholder's name]

                                                                       Exhibit J

                                LOCK-UP AGREEMENT

            This LOCK-UP AGREEMENT (this "Agreement") is entered into as of January __, 2001, by and between Donald G. Drapkin ("Drapkin") and Vincent Fischetti ("Fischetti").

            WHEREAS, Drapkin and Fischetti desire to enter into the "lock-up" arrangements contained in this Agreement relating to securities of Siga Technologies, Inc., a Delaware corporation, ("SIGA").

            NOW, THEREFORE, in consideration of the premises and the obligations herein contained and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

            1. Without the prior written consent of Drapkin, Fischetti shall not, and shall cause his respective relatives and affiliates to not, directly or indirectly, offer, sell, pledge, hypothecate, contract to sell, grant any option to purchase, short or otherwise dispose (or announce any offer, sale, contract of sale or other disposition) of (collectively, "Transfer") any shares, or any interest in any shares, of common stock, par value $.0001 per share ("Common Stock") or other shares of capital stock of SIGA or any Convertibles (as defined below) during the period commencing on the date of this Agreement and ending on July 31, 2003 (the "Lock-Up Period").

            2. Notwithstanding anything to the contrary in Paragraph 1, if Drapkin Transfers any Common Stock or Convertibles during the Lock-Up Period, Fischetti shall not be prohibited from Transferring the same proportion of Fischetti's Common Stock or Convertibles, as the case may be, as Drapkin Transfers; provided, that Fischetti so Transfers in the same manner as Drapkin.

            3. In addition, the Parties shall, (i) with respect to any shares of Common Stock for which Fischetti is the record holder, cause the transfer agent for SIGA to note stop transfer instructions with respect to such shares of Common Stock on the transfer books of SIGA and, (ii) with respect to any shares of Common Stock for which Fischetti is the "beneficial owner" (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) but not the record holder, cause the record holder of such shares of Common Stock to cause the transfer agent for SIGA to note stop transfer instructions with respect to such shares of Common Stock on the transfer books of SIGA.

            4. During the Lock-Up Period, Fischetti shall be the holder of record of every share of Common Stock that may be deemed beneficially owned by him.

            5. The provisions of this Agreement may be waived or modified by a writing signed by Drapkin; provided, however, that no modification of this Agreement may place further restrictions on Fischetti's ability to Transfer securities of SIGA without Fischetti's written consent thereto.

            IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.



                                    /s/ Vincent Fischetti
                                    ------------------------------------
                                    Vincent Fischetti



Accepted and Agreed to:


_______________________
Donald G. Drapkin